SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

# Wings and Roots

Sustainability Report 2013



GOL
Linhas aéreas inteligentes



# Table of Contents

# Mission, Vision, and Values

(G4-56)

## Our Mission

Bring people closer SAFELY and INTELLIGENTLY.

## Our Vision

To be the best airline for travel, work and investment.

## Our Values

- Safety
- Intelligence
- Service
- Lowest-Cost


GOL

# 2013 HIGHLIGHTS

(G4-9)

## RESULTS

- Annual net income was the highest in the Company's history, reaching R$ 8,956.2 million, increasing R$ 853 million or 11% compared to 2012.
- Total cash reached record levels, totaling R$ 3.0 billion, equivalent to 34% of net income in 2013.
- Operating profit (EBIT) was R$ 266.0 million with an operating margin of 3%, improving 14.2 percentage points compared to 2012.
- Reduced annual operating costs by R$ 319 million, which reinforces GOL's commitment to adapting its structure to a challenging macroeconomic environment.

In over a decade of history, GOL has developed innovative projects, various social-environmental initiatives, and increased by almost 10 times its market presence along with being awarded in several categories for its initiatives and operations. To learn about the Company's highlights since its foundation, go to:

**http://www.voegol.com.br/pt-br/a-gol memoria-gol/Paginas/default.aspx**

## OPERATIONS

- GOL was the most punctual airline in the market in 2013 with a punctuality rate of 94%, and the airline that flew the largest number of business passengers in 2013 according to data from ABRACORP.
- The Company increased the number of sky interior aircraft to 30 and launched the GOL+ on the Air Shuttle Service in 2013, which offers more comfort to the customer.
- Best South American Deal of the Year Award in 2012 from the Air Finance Journal—GOL was the first airline to obtain financing for engine maintenance, in a transaction guaranteed by the Export-Import Bank of the United States (Ex-Im Bank).
- GOL was the only airline to win the "Época/Complain Here Award - The Best Companies for the Consumer in 2013," ending up among the top 61 best companies to answer customer complaints.
- During the period there was a reduction of 7.4% in domestic supply, an increase of 18% in PRASK that in turn boosted the increase of R$ 853 million in revenue, and a reduction in leverage to 6.9x compared to 37.6x in late 2012 due to the increase of R$ 1.3 billion in EBITDAR and the amortization and prepayment of liabilities totaling R$ 438 million in the year.

## SERVICE

In 2013 the Company aimed to make the customer experience even better by improving the punctuality and regularity, and the direct contact with those who choose to fly with GOL. Therefore, a number of actions were taken in the period related to one of our values: SERVICE.

**GOL+:** at the close of 2013, GOL+ was launched, an exclusive product in the Rio de Janeiro – São Paulo Air-Bridge, which provides a new flying experience by offering the GOL+Comfort seat, with four times more leg room than a conventional seat. By the end of 2014, the offer should be extended to the whole country.

**Focus on the corporate passenger:** GOL understands the need for a simple and fast service and therefore has implemented the "Fast Travel" concept at all customer contact points at airports, starting at the check-in. Therefore, the Company reviewed the responsibilities of employees who work in this area, reorganized service counters and the arrangement of lines, the number of self-service totems and has launched check-in via mobile phones and paperless boarding.

**In-flight Services:** GOL has expanded and diversified its in-flight service, to meet different consumer profiles, respecting those who choose not to consume during the flight.

**Safety:** at GOL, ahead of any concern is the safety of all. Therefore, in addition to various policies, processes and initiatives - described in the Safety chapter - in 2013 the Company launched a campaign aimed at the broad dissemination of the Policy and Operational Safety Objectives, fully revised and adapted to the standards established by the Operational Safety Management System (SGSO), focusing on the responsibility of each employee.

**Flight Plan 2013:** GOL has implemented a new visual identity at airports in order to make the whole operational signage of GOL products in check-in, store, boarding and disembarking areas clearer to customers, while assisting in the passengers' direction and flow in these locations, further enhancing our commitment to Service.

**Planning:** at the beginning of this year, GOL began operations with a new air network, totaling 910 departures daily, which secured the Company's position as the Brazilian company with the highest number of flights. The segments' reorganization was based on schedules and routes for the convenience of customers, including connections to all destinations and of the Company's partner.


SERVICE

**Service:** At the end of the period, GOL launched the Academy of Service, whose aim is to ensure standardization of the service excellence at every customer contact point. To disseminate the concepts, a 300 hours training was conducted, with a methodology based on three concepts: Simplicity (promote a positive, quick and hassle-free experience); Friendliness (be accessible, respectful and considerate); and Safety (always care for safe operations, in a committed, careful and responsible manner).

**Facebook:** in the period, GOL was the first airline company in Brazil to sell tickets directly on the Facebook page in order to benefit 1.2 million followers with an interactive, modern and safe shopping experience. The feature also allows the customer to share the ticket purchased on the official page and invite friends to board the same flight.

**Areas:** aiming to enhance the customer experience via e-commerce and ensure the expansion and consolidation of products and services, GOL created the Customer Relations Area, which will define guidelines for service, monitor the customer experience, centralize complaints and implement customer satisfaction measurement practices. Moreover, two other areas have been reformulated - Product Area and Marketing Area - with the same goal of offering a better way of Service.

**Self-Service Totems:** aligned to the Fast Travel concept, GOL has made a number of improvements in the totems of airports in order to optimize the check-in process. They include layout update, with easier and friendlier screens; versions in English, Spanish and French languages; changes in the seating chart to facilitate understanding for customers with color blindness or impaired vision; and a new feature where, on flights with less than 100 or 80 passengers, the system releases seats according to flight availability and aircraft distribution needs.

**Winter Project:** Due to the success of the Summer edition, GOL has held the Winter Project, in which more than 90 leaders had a working day with the major airports bases teams, with the aim of identifying problems, customer needs, opportunities and areas for improvement for greater operation efficiency.

**New website:** the Marketing Area reshaped GOL's e-commerce platforms - through which tickets, goods and services are sold - in order to improve the customer experience in these channels (website, mobile phones and tablets), whether by applying new tools through technological development, or by identifying ways to simplify and facilitate access to functions or information.



# 1. Message from the Management

(G4-1)

In 2013, within a very adverse macroeconomic scenario, GOL recorded an operating margin (EBIT) of 3.0%, which is at the top end of the disclosed forecast. The commitment to delivering a positive operating margin was achieved based on the flexibility strategy and on capacity management.

The Company dynamically reduced its offer in the domestic market by 7.4% in an environment marked by low economic growth, with the devaluation of the Real by 11% compared to the average U.S. dollar this year, and the price of jet fuel 6% higher than the average of 2012. This reduction made the network more efficient without failing to meet any market where we have flown. Moreover, with the change made in February, the Company sought to maximize profitability by focusing more on business customers while keeping leisure fares attractive.

In 2013, GOL remained the leader in punctuality in the Brazilian market for the second consecutive year with a rate of 94% of flights without delay according to consolidated data from all airports. To achieve this level of operating performance, GOL implemented the fast travel concept, which reduces boarding time and adopts several measures to increase efficiency, including by streamlining the check-in, allowing all customers to advance and cancel their boarding on the GOL website, on self-service totems, or smartphones. The rate of approximately 60% of not in-person check-in in the last three months of the year is one of the indicators that reflect the result of these actions.

Additionally, the Company launched its new visual identity at airports with a more functional and practical bilingual communication, and the new website that makes the purchasing process quicker and easier.

The Company increased to 30 the number of sky interior jets, and launched in 2013 the GOL+ on the Air Shuttle Service, which offers more comfort to the customer and a superior flying experience. In 2014 the Company will continue to develop and improve its products and services and will expand the GOL+ product to 80% of its fleet through May, covering 100% of domestic flights. This strategy is the result of the product's success on the Air Shuttle Service and is part of a process for standardization, gains in operational efficiency, and revenue generation.

As a result of these actions, GOL was the airline that carried the largest number of business passengers in 2013 according to data from Abracorp (Brazilian Association of Business Travel Agencies). This growth contributed to an increment of 18% in PRASK that in turn boosted the increase of R$ 853 million in revenue year-over-year.

In terms of costs, in 2013, the Company adjusted its structure by R$ 319 million, including fuel and lubricants (R$ 131 million) and other operating expenses R$ 188 million, keeping the CASK (Cost of Available Seat-Kilometer) unchanged from the previous year.

In manageable costs, it is important to point out that from the beginning of 2013, the headcount remained the same as in 2012, while the customer satisfaction index remained at 7.6 points (on a scale of 1 to 10).

The Initial Public Offering (IPO) of SMILES S.A. was completed in April 2013 in order to develop GOL's Loyalty Program. The total proceeds of R$ 1.1 billion were used for the advanced purchase of GOL tickets. This transaction reflects the market's growing confidence in the loyalty program in Brazil for the coming years and contributes to strengthening the Company's liquidity.

The cash position totaled R$ 3.0 billion at the end of 2013, or 34.0% of annual net income, the highest level in the Company's history in nominal terms. With the increase of R$ 1.3 billion in EBITDAR , reaching its highest level in history of R$ 1.5 billion, and the amortization and prepayment of liabilities totaling R$ 438 million in the year, leverage ended the year of 2013 at 6.9x compared to 37.6x at the end of 2012.

In 2014 Brazil hosted the World Cup and GOL played a special role, proudly being the official carrier of the Brazilian Squad. The Company has taken measures to provide excellent customer service during the event. Managing supply and demand by requesting 974 extra flights or timetable changes, specific training programs, and professionals fluent in more than one language at the airports of the host cities are examples of actions developed specifically for the event.

During the World Cup, GOL also made 200 flights with biofuel with the purpose of giving visibility to the importance of its use in Brazil. This initiative and many others presented throughout this publication demonstrate GOL's commitment to sustainable development by reducing the consumption of fossil fuels and its consequent emissions of Greenhouse Gases (GHG), which are the main impacts from the aviation industry.

These aspects, besides representing environmental risks and impacts, are also relevant to the Company's economic sustainability. The macroeconomic scenario for the year 2014 is seeming to be even more challenging with the higher price of fuel than in 2013 and the devaluation of the Real against the Dollar, keeping costs pressured. In this context, in addition to the technical development of new alternatives to fossil fuel, which should only maturate in the long term, the Company announced in 2013 a new organizational structure with the aim to increase the ability to generate revenue, coupled with the increased focus on planning and cost control, which are essential for executing its short and long-term strategies.

The expansion of its codeshare agreement with Delta enables greater connectivity for customers, offering them around 400 destinations operated by both companies worldwide. Additionally, the collaboration between the two companies makes it possible to exchange knowledge as well as improve products and services.

Continuing with the strategy of forming international partnerships, in February 2014 the Company announced the strengthening of its alliances through a strategic partnership with AirFrance-KLM covering sales cooperation, expansion of codeshare flights, joint sales activities, and more benefits for customers through the frequent flyer programs of both companies in the Brazilian and European markets. As part of the total investment of US$ 100 million, AirFrance-KLM will hold a stake of approximately 1.5% of GOL's capital in preferred shares. This agreement is subject to approval by antitrust authorities (CADE).

In 2014 the Company expects a variation in the offer of seats in the domestic market between -3% to -1% and an increase of up to 8% in the international market. This forecast reiterates the consolidation of the strategy aimed at expanding margins through revenue growth. This higher return should occur by managing the yield and flexibility of the offer together with the increase in the load factor, a trend observed in recent months. The Company announces a RASK growth forecast equal to or greater than 10% and an ex-fuel CASK growth equal to or lower than 10%. Therefore GOL expects an EBIT margin between 3% and 6% in 2014.

GOL would like to thank the growing loyalty of its customers, the commitment demonstrated throughout the year by its Team of Eagles, and the trust of its Shareholders who increasingly reinforce the vision to be the best airline for travel, work, and investment.



**Paulo Sérgio Kakinoff**

CEO of GOL Linhas Aéreas Inteligentes S.A.

1. EBITDAR is a specific and important indicator for evaluating the airline industry and is an acronym meaning net profit (loss) plus the expense with income tax and social security, net financial income, costs with depreciation and amortization and operating lease of aircraft.


2

# 2. About the Report

(G4-3, G4-7, G4-18, G4-19, G4-24, G4-25, G4-26, G4-27, G4-28)

GOL presents its Sustainability Report 2013 in demonstration of its commitment to transparency and to continue dialoguing with all its stakeholders. It covers the period between January 1 and December 31, 2013, and is available in PDF format on the Company's website.

In its content, the report presents the business of GOL Linhas Aéreas S.A. through its three administrative units—Headquarters in Congonhas, Customer Relationship Center in São Paulo, and its Aircraft Maintenance Center (AMC)—in addition to its national and international bases at the destinations where it operates and two cargo terminals in São Paulo.[1]

To report the facts about GOL's operation and performance, along with its social, environmental, and economic commitments, the Report is aligned for the fourth year in a row with the Global Reporting Initiative (GRI), a global standard whose goal is to guide companies and their stakeholders, using indicators and principles, regarding the monitoring and management of aspects that are important for business sustainability, making it possible to compare companies from around the world and the evolution of their performance over the years.

1. Indicators are presented throughout the Report that include only the Company's domestic operations, which is the scope considered as GOL's "major operating unit" when implementing the GRI guidelines. Whenever this happens throughout the chapters of this publication, it will be made clear that such information does not include international operations.

## Definition of Content

As in recent years, defining the content for GOL's 2013 Report involved three stages with the goal of bringing relevant and interesting content to the reader and helping the Company engage employees and leaders regarding essential aspects for business sustainability over time, therefore contributing to the improvement and evolution of GOL's management and performance.

The Sustainability Report's working group (WG ) is formed by employees from various areas of the Company, responsible for monitoring and managing the day to day operation of the reported indicators.
In 2013, the Sustainability Coordinator held a workshop with the WG with a view to present the results of the external audit analysis of the Report 2012 and also engage them about the importance of publishing and points for improvement when monitoring indicators. Therefore, GOL seeks to build an increasingly transparent and solid report, supporting the sustainability management ongoing evolution.


Consultations with stakeholders
Working Groups Training
Leadership engagement

In 2013, GOL has implemented an online survey with its main stakeholders to learn which ones - among the GRI indicators - they were most interested in knowing in relation to the Company's business, as they consider important to achieve sustainable development with economic strength, environmental impacts minimization and value creation to society. The most chosen indicators in the survey led to the **materiality matrix.**

Through interviews with key leaders of the Company, they were presented to the publication and its objectives and have brought their insights and opinions about GOL's performance, principles and management in 2013 and on topics relevant to business sustainability.

## Materiality matrix

The materiality matrix was developed based on stakeholder consultation and presents the most important aspects for business sustainability in the opinion of some stakeholders that interact with GOL—customers, suppliers, investors, employees, service providers, and financial institutions. How the Company approaches and manages these aspects is presented throughout this report.

| Key themes |
|---|
| Job creation |
| Economic development |
| Customer health and SAFETY |
| Marketing communication on the Company's services |
| Market presence |
| Emissions |
| Training of the SAFETY team as to human rights |
| Occupational Health and SAFETY |
| Indirect economic impacts |
| Major impacts of the Company's products and services on the environment |
| Local Community |


3
PR-GXE

# 3. Company's Profile

(G4-4, G4-5, G4-6, G4-8, G4-9, G4-13)

## Gol Intelligent Airlines

GOL, established in 2001 and headquartered in São Paulo (SP) at the Congonhas airport, is recognized for having popularized and democratized air travel in Brazil and South America. For 13 years now it has sustained its philosophy of SERVING with excellence through SAFETY, INTELLIGENCE, and the LOWEST COST model (therefore offering the lowest cost in the Brazilian market) for all customer profiles and demands.

To do so, the Company's operation, which carried 36.3 million passengers in 2013 and accounted for 38% of the domestic market in the period, offers nearly 910 daily flights to 65 destinations, including all major cities in Brazil and 10 international markets of South America, the Caribbean, and the United States with a modern, standardized fleet of 137 Boeing 737 Next Generation aircraft, the safest and most comfortable of its class.

In the year GOL reached the milestone of more than 30 million passengers carried and, in December, a record of customers transported in a single day by the Company: 139,432 passengers.

In 2013, GOL redesigned its flight network, redirecting its operations to the most demanded routes and timetables. This has made the offer more intelligent and more convenient to passengers, increasing the operation's efficiency.

GOL customers can also earn miles on the Smiles relationship program and redeem tickets to over 560 cities around the world, offered by partner airlines, as well as send cargo and packages through GOL's cargo unit, GolLog, to more than 3,500 Brazilian cities and international destinations.


Gollog
Serviço de cargas da Gol

This is how GOL's business seeks to accomplish its primary function: bringing people closer—whether they are traveling for leisure, work, alone or with family—in accordance with the customer's preference whether that be the possibility of greater comfort and space in the aircraft, flexibility in fares and timetables, and better punctuality.


103 business units in
78 counties serving over
3,400 cities
10 destinations in the North
16 destinations in the Northeast
4 destinations in the Midwest
11 destinations in the Southeast
10 destinations in the South
14 destinations abroad
Smiles
More than 560 destinations worldwide
3 bases in Argentina and other
4 distributed in Paraguay, Bolivia, Chile and Uruguay

To see all GOL flights destinations, go to:
http://www.voegol.com.br/pt-br/destinos/paginas/default.aspx

## Strategies and Competitive Advantages

The Brazilian civil aviation market has changed since the beginning of GOL's operations. The company innovated air travel with a low-cost low-fare structure. Since 2008 air travel has surpassed bus travel for long distances (over 75 kilometers, according to the Brazilian Road Transportation Agency - ANTT) and today the airlines compete to offer lower prices.

In this scenario, the Company reinforces its values in applying its strategy to continue offering the best rate with the edge of knowing the customer's demands and having a structured offer to meet them always with an attractive price .

GOL increasingly enhances its structure, systems, and controls with a focus on customer relationship and gains in efficiency to maintain an efficient operation at a low cost, but SAFETY always comes first.

To do so, its strategy has five main aspects with the aim of expanding its competitive advantages to better and more efficiently serve its customers in their demands and as a result strengthen its financial resilience.



With a focus on operational efficiency, GOL was the most punctual airline in the market in 2013 with a on time flights index of 94%.

## Strategic goals

**Take advantage of its strong market position in Brazil and Latin America:** GOL seeks to use its edges such as brand recognition, greater number of routes, higher frequency in the major airports in Brazil, its consolidated flight network, and the Smiles program to increase penetration in all traveler segments. Offer what customers need, the way they need it. In this context, besides Brazil and Latin America, GOL also has expanded into international markets through partnerships with companies such as Delta, Alitalia, AirFrance KLM, and Aerolineas Argentinas.

**Improving Operational Efficiency:** GOL increasingly enhances its structure, systems, and controls with a focus on getting to know the demand of its customers and in technological innovations in order to maintain an efficient operation at a low cost, but always with SAFETY in the first place. Therefore, it seeks to reduce the operating expense per available seat kilometer, adjust capacity, and focus on controlling costs by concentrating on the most profitable routes, reducing the fleet's average age, and using fuel efficiently so as to ensure sustainability and maintain high utilization rates. In addition, the Company focuses its efforts on reducing stop-over time of the aircraft at airports and maintaining a high number of daily flights per aircraft.

**Strengthen its cash position:** GOL seeks to strengthen its balance sheet and meet its financial targets to improve financial resilience, reach the growth anticipated in its strategy, increase the ability to establish partnerships, negotiate with suppliers, and mitigate the impacts from financial markets volatility. With that in mind, the Company strives to maintain an adequate cash position and extend the maturity profile of its debt, avoiding concentration in the next two years.

**Expand the customer base:** to achieve growth, GOL sets its offer based on the volume and type of demand of the customers it serves with convenient and flexible alternatives. In this sense, its strategy has been to work with a focus on the following areas:

- Attractive offer for business travel, always striving for punctuality; an air route network connected to the busiest airports in Brazil; competitive rates that provide the flexibility to anticipate or cancel the trip; the Smiles program with accumulation, redemption, and exclusive benefits for frequent flyers; the fast travel concept deployed to streamline the check-in and boarding process; and the GOL+, a product launched on the Rio de Janeiro-São Paulo Air Shuttle that offers more space between all the seats along with 22 GOL+ Comfort seats that ensure more privacy with the middle seats blocked and even more space between them—34 inches.
- Incentive of demand by offering quality services with a wide range of time and destination choices to serve the growing Brazilian middle class, which has used more the Company's services with the popularization of air travel with low fares for both the leisure and business segments.
- New direct flights to be implemented for the expansion of the flight network, considering that nearly 50% of GOL's passengers fly connections. Thus, the creation of new direct flights can increase the number of flights and passengers, making the operation more efficient and comfortable for the passenger.

**Strengthen the Smiles partnership:** the Company's strategy includes the following initiatives for the relationship program to interact more with its members and for GOL to generate more added-value for recurring customers:

- Relationship between GOL and Smiles: in 2013 the activities of the Smiles loyalty program were separated from GOL with the foundation of Smiles S.A., through an IPO in the same year. With this segmentation it is possible to have a management team devoted entirely to the pursuit of business opportunities offered by the growth of this market in order to enhance the benefits of Smiles for customers and thereby promote its continued use.
- Products: in 2013 new products were launched, such as the Smiles Club, through which members can pay a monthly fee of R$ 30 to receive 1,000 miles a month plus other benefits such as early access to Smiles promotions; and the Investment Agreement entered into by Smiles, which now holds 25% of the share capital of Netpoints, a company specialized in retail loyalty, which may contribute to the increased attractiveness and the accumulation and redemption of the programs.
- International airlines: GOL seeks to strengthen its partnerships and establish new ones with major international airlines by means of codeshare agreements in order to further increase its network of international connections, the attractiveness of the offers, occupancy rates, and profitability. On December 31, 2013, GOL had 76 interline agreements and six codeshare agreements with Delta Airlines, Iberia, KLM, Air France, Qatar Airways, and Alitalia.
- Partnerships: Smiles promotes new and existing partnerships with major international airlines through codeshare agreements, financial institutions, retail chain stores, car rental and insurance companies, among others, in order to provide members of the program with more opportunities to earn and redeem miles.

**Innovate, establish, and expand the generation of ancillary revenue:** these revenues derive from GolLog, cancellation and flight change fees, excess baggage fees, and other services and products. The Company has two premises to continue to grow in this business:

- Continue to innovate and introduce new businesses in the Brazilian market: in 2013, for example, GOL had already offered buy-on-board food and beverages in over 90% of its flights. Also, another highlight in 2013 was the beginning of sales of GOL+Comfort seats exclusively on the Rio-São Paulo Air Shuttle offered for free for Smiles Diamond and Elite Delta Air Lines customers and sold to other customers beginning at R$ 30.00.
- Focus on express delivery services through GolLog, GOL's cargo service, which efficiently uses the extra capacity on the aircraft to carry cargo and thus increase revenue per flight. With a broad portfolio, express delivery accounted for 25% of ancillary revenue in 2013.

## Competitive Advantages

In developing its business and staff in these 13 years of operation, GOL has created a number of advantages based on its strategies.

**Strong market position:** Since 2007 GOL has been the company with the largest number of flights connecting the busiest airports in Brazil: Congonhas and Guarulhos (Sao Paulo), Santos Dumont and Galeão (Rio de Janeiro), Juscelino Kubitschek (Brasília), Confins (Belo Horizonte), Salvador (Bahia), Porto Alegre (Rio Grande do Sul), Recife (Pernambuco), and Curitiba (Paraná). The routes between these airports are among the most profitable in the market due to high demand mainly from passengers on business trips.

**Low operating costs:** GOL aims to always optimize its operational efficiency, and it has taken the following initiatives to keep its low-cost profile:

- Operation of a new and standardized fleet: a young fleet reduces fuel costs due to the advanced technologies incorporated into new aircraft, and it also reduces inventory costs since it requires fewer spare parts, and reduces the need to train pilots to operate different types of aircraft.
- One of the largest e-commerce platforms in Brazil: the intelligent use of technology for closing sales and doing check-in via the Internet allows for GOL to keep its costs low and operations efficient, resulting in more convenience and interactivity with customers.
- Advanced technology: GOL performs its maintenance services on its Boeing 737 aircraft internally at the Aircraft Maintenance Center, certified by ANAC. Thus, it is possible for the work to be done more efficiently and that the preventive maintenance schedule be carried out more regularly without interrupting the use of the aircraft.


GOL+

In November 2013 the Company launched Gol+, an exclusive product on its Air Shuttle Services that provides a new flying experience by offering the GOL+Comfort seat that has a space between the rows of 34 inches (four more than regular seats), 50% more reclining space, along with the middle seat being blocked. This product brings an advantage to customers and generates ancillary revenue for the Company.

**Low cost and quality of services:** the Company adheres to the LOWEST COST model and to satisfy its customers, build loyalty, and attract new market niches it has reliable and quality services that result in a well-recognized good cost-benefit ratio.

**One of the largest loyalty programs in Latin America:** GOL has used the Smiles program since the acquisition of VRG in 2007. In 2013 Smiles became an independent operation and went public on the BM&FBovespa, but continues to be an exclusive partner for GOL in the domestic civil aviation market. Smiles, a coalition program with over nine million participants, has partnerships with over 150 companies including hotel chains, car rental companies, restaurants, and credit card companies.

**Brand recognition:** GOL strives for bringing innovation and cost effectiveness to its customers, who see the company as safe, affordable, appropriate, fair, intelligent, and reliable, and its modern style of providing air travel services sets it apart in the Brazilian domestic civil aviation market.

**High Corporate Governance Standards:** GOL has three independent board members and one board member appointed by Delta Air Lines with expertise in civil aviation, in compliance with the partnership made between these two companies. Furthermore, its top executives have extensive experience in various sectors such as air and ground transportation, telecommunications, and consumer goods, which is of great importance to conduct its business model and set strategies. The Company also adheres to the best corporate governance practices, beyond those required by the law, forming an active and efficient framework.


OE
www.voegol.com
PR-GOE
4

# 4. Efficiency

## SAFETY (G4-2, G4-PR1)

Since the Company's establishment, the SAFETY of customers and employees has been a management priority in all its operations. Thus, to monitor every detail and ensure that the best protection practices are carried out, GOL has set up the Operational Safety Department (DSO), which reports directly to the CEO and assesses and mitigates the impacts on the health and safety of customers in 100% of GOL's operations and services.

Among the responsibilities of the DSO are the management and support of the processes that evaluate and ensure the SAFETY and quality of flight operations with respect to the risks of their daily activities. To do so, the DSO is composed of three divisions:

In their activities, these areas observe three main pillars for the management of SAFETY as presented below.


1. Operational Quality
In routine activities processes
2. Safety & Human Factors
When carrying out daily operations, promoting safety culture
3. Security
In control and strictness for the prevention of unlawful acts
SAFETY



## SAFETY Policies and instruments

The Company has safety policies based on the monitoring and management of the risks it is subject to that guide and establish procedures and tools to be applied to the business routine, as shown below:

- **Operational quality audits**: GOL's operations are monitored by 15 auditors and analysts who perform 290 audits per year at bases, suppliers, service providers, and contractors in order to ensure compliance with safety criteria and requirements. The registration of these audits and follow-up of nonconformities found are done in the Aircraft Maintenance and Engineering System (AMOS), a software that manages maintenance, engineering, and logistic functions processes so as to automate the audit process, providing greater control and agility in the actions.

- **Flight monitoring**: the operation and maintenance of GOL's flights are continuously monitored using the Flight Data Monitoring (FDM) tool, which assists in decision-making, training, and flight procedures, ensuring greater reliability to the operation. In addition, the Company also maximizes the proactive prevention of incidents through the Flight Operations Quality Assurance (FOQA) system, which analyzes flight recording systems.

- **Monitoring of human factors** (G4-16): the crews are systematically accompanied by the Safety & Human Factors area that develops different practices to avoid human error in the operation. The Fatigue Risk Management System (FRMS), for example, controls crew fatigue by issuing parameterized working hours so as to optimize the operation and work capacity and mitigate this risk. The Aviation Quality Database (AQD), in turn, is a tool that manages confidential Operational Safety reports , stimulating dialogue with the crews on issues that may affect the safety of operations so that they can be identified and corrected in line with GOL's policy of non-punishment for error.

> GOL has a team of experienced pilots who have an average of more than 10,000 hours of flight time, and a team that receives constant training on simulators and on key issues regarding operational SAFETY.

## Risk management in operating areas

As a starting point for managing and ensuring SAFETY, it is paramount to identify and monitor the risks in the operating areas. Therefore, the Company has a matrix for weighing the risks identified and monitored as for their severity and probability of occurring, which makes it possible to design and continuously observe processes and practices to avoid them.

This management is done following the deployment schedule set by the Operational Safety Management System (SGSO), which is divided into four sections: Operational Safety Policies, Risk Management, Safety Assurance, and Promotion of Operational Safety. Each process observed in the management system and carried out in the day-to-day processes is supported by a number of management tools and methods that support the operation's structure, its documentation, strategic planning, development, and improvement, strengthening the decisions made by the Company in light of the risks that it is exposed to and controls.

The year 2013 was marked by a large increase in the number of employees who completed the Operational Safety Management System training. It was possible to train three times more employees than the sum of the previous years. The course has been taught in the company since 2010, is fully compliant to the new Brazilian Civil Aviation Regulations, RBAC 121, and Gol is the first airline certified by the FAA to conduct these training courses, which involve employees in the areas of commercial and technical crews, aircraft maintenance, supplies, assistance at airports, call center, among others.

- IATA: as a member of the International Air Transport Association (IATA), GOL has a global voice and actively participates in the discussions on the development of the commercial aviation industry by participating in forums and studies based on up-to-date indicators, and it also participates on the Safety, operational safety, and infrastructure Committee of this entity. IATA's goal is to ensure the safety of customers through regulations applicable to the operation of the nearly 240 member airlines from 115 countries, representing approximately 84% of the regular international air traffic.
- ENHANCED IOSA: as in the previous year, GOL was one of the volunteer companies in IATA's Operational Safety Audit - ENHANCED IOSA project in 2013, an internationally recognized civil aviation operational safety certification. The project proposes the continual audit of 928 items on which GOL was already evaluated biennially, ranging from the management system, flight operations, and operational dispatch, all the way to the ramp, airport, maintenance, and cargo area operations. It is worth noting that the IOSA certification is very important for GOL since it qualifies its commitment to SAFETY in all processes of its operation. In 2014, GOL will once again pass through the recertification process also in the ENHANCED format.

## Promoting a culture of SAFETY

In order to share its fundamental and priority value—SAFETY—GOL discloses the policies and principles of SAFETY for all areas involved in the operation. Some of the media outlets that carry this message are Rota Segura (Safe Route), an internal operational safety newsletter; the Safety, Security, and Quality Alerts bulletins; Segurança no Ar (Safety in the Air), an electronic newsletter directed to all employees; along with the Corporate Portal.

In addition, the Company promotes events and training on safety for the public involved and the Board maintains its aircraft in accordance with the manufacturer's specifications and applicable regulations. GOL also strictly follows the standards established by the General Manual of Operational Safety approved by ANAC and is an active member of the Flight Safety Foundation for the ongoing exchange of information on flight safety.

Finally, the year 2013 was marked by a campaign focused on broad dissemination of the Operational Safety Policy and Objectives , which was revised and adapted to the concepts defined in the Operational Safety Management Manual focused on the responsibility of each collaborator. Today, all of the company's areas include a copy of the policy, which can also be accessed at the Corporate Portal and the Center for Documentation and Memory.

# AGILITY AND CONVENIENCE

Since its inception, GOL has sought to take innovation and pioneering to the Brazilian market largely by investing to increase its efficiency, allowing customers to reduce their time at the airport and make their trip more comfortable, simple, and faster. Its focus, and one of its core values, is SERVING with excellence.

To do so, it has worked with a focus on two main principles: agility and convenience.

| | |
|---|---|
| **Speed** | Continuous monitoring of on-time performance and smart redesigning of boarding procedures, which made the Company the most reliable airline in Brazil in the 2013 average |
| **Convenience** | Development of tools, technologies and policies allowing GOL customers to travel with ease from the moment of ticket purchase until the arrival at destination |

To achieve this objective, GOL has taken steps to expand the automation of its operations at airports and self-service offers, reducing the waiting time at the airport and making it possible to redirect the Company's human resources to provide services demanded by customers with greater quality and availability.

Investments are continually made with that goal in mind such as the smart check-in by computer, totem, smartphone, or mobile phone; the increased number of self-service totems at major airports; earlier check-in service (7 days before the flight to check-in via Internet and mobile phones, and 24-hours at self-service totems); among other facilities.

In 2013, important initiatives were taken in this direction: the anticipation of the original flight up to 6 hours, which can be done at self-service totems at the airports, and paperless boarding where the customers can check-in via mobile phone, generating a virtual boarding pass, and proceed directly to the departure lounge.

> On March 21, 2013, GOL began selling tickets directly on its Facebook page, which has over one million followers, being the first Brazilian airline to provide this easy purchase entirely within this social network.



# Environment (G4-EN27)

GOL's environmental management is connected to the way it mitigates and manages its impact, especially with the consumption of fuels and materials, their disposal, and emissions of greenhouse gases, as these factors may affect the Company's operations. In this scenario, GOL seeks to study and implement measures to minimize this impact in order to ensure the viability of air transport in the long term by reducing the consumption of non-renewable natural resources, emissions that harm the atmosphere, and waste generation.

Below are GOL's management, principles, and performance of each one of the environmental aspects relevant to its business:

## Biodiversity (G4-EN11, G4-EN12, G4-EN13)

On account of the regions in which it operates, only GOL's Aircraft Maintenance Center (AMC) has a potential impact on biodiversity. The AMC, which is located at the Tancredo Neves International Airport (Lagoa Santa, MG) is situated in an Environmental Protection Area (Carste de Lagoa Santa) due to its proximity to the caves in the region, which are materials for various fields of study.

Therefore, to ensure the preservation of biodiversity in the area of 146,719 m² occupied by the AMC, GOL strictly follows the conditions imposed by the environmental license according to the determinations of environmental agencies and the Environmental Control Report that was prepared at the implementation of the AMC, which concludes that the installation would not interfere between the project proposed and the legal aspects related to forest issues, according to State Decree 33,994.

It should be mentioned that while implementing the AMC there was a reduction of the green area, which, however, is not considered a significant impact since the local vegetation is basically undergrowth.

## Fuel Consumption (G4-2, G4-EC2)

The main impact from the use of natural resources by the Company's activities consists of the consumption of fuels, especially kerosene used in the operation of the aircraft. To minimize the consumption of this non-renewable resource and, as a consequence, the greenhouse effect resulting from fuel combustion emissions, the Company is always looking for new practices and initiatives to operate with continually more efficiency, less consumption, and less use of fossil fuels, thus reducing its dependence on a resource with the possibility of shortages. Below are the initiatives developed by GOL with these objectives, while always keeping SAFETY in first place.

### Consumption efficiency and reduction

- Installation of winglets: 107 of the 139 operational aircraft from GOL's fleet have this aerodynamic component at the wing tip that generates improved aerodynamics and, as a result, fuel economy.
- RNP - Required Navigation Performance: even in cases of low visibility, the satellite navigation system makes it possible to guide and control the aircraft in solo flight in order to reduce the dependence on communication with the ground and helps shorten the distance flown, thus reducing fuel consumption. In order to increase the use of RNP in Brazil, GOL signed in 2013 a partnership with the Department of Airspace Control and ANAC and took on the responsibility to facilitate the approval process.
- Aircraft Communication Addressing Reporting System - Acars: it is a satellite communication system that makes it possible to send data to/from the aircraft in solo flight and has a manager of automated messages to report the start time of the proceedings. Installed on 130 aircraft in 2013, it sends automatic messages about the aircraft's conditions and performance (cell, engines, fuel, and components), as well as facilitates communication via messages between the aircraft, the Company, and ATC bodies, as well as adding voice communication via satellite.
- Fuel and Carbon Solutions (G4-EN6, EN7, EN19): developed in 2010, this program aims to optimize the use of fuel and reduce both greenhouse gas emissions as well as the operating cost. To do so, it has 16 initiatives that can promote the development of intellectual capital, implement and control processes, as well as define and improve rules and increase operational SAFETY. Some of the initiatives are as follows:
    - Alternate Selection: based on studies done by the Operational SAFETY Department, it was decided that only one alternate airfield of destination will be selected for each flight rather than two, as previously practiced. This action is only executed when the weather proves that for the route planned both airfields are in proper conditions for landing, avoiding the dispatch with unnecessary amounts of fuel, and thus resulting in economy. In 2013, R$ 3,350,794 was saved with this initiative since its inception in May.
    - Auxiliary Power Unit - APU: in this case the aircraft's engine is used to generate power when the main engines are not in use, which occurs in cases of long stops at airports or overnight stops for maintenance. The project aims to enable the aircraft to be supplied with energy from an external source (GPU - Ground Power Unit) and with air conditioning, instead of using the resource of the aircraft itself, so as to generate fuel savings and reduce emissions of pollutants. In 2013 R$ 4,986,464 was saved with this initiative.

- Destination Maneuvering: this project, which started in May 2013, consists in changing the MVD index amounts (calculated fuel between the last point of navigation and the destination airfield) for the approach process. The action is based on performance calculations of descent during approaches meant to assess the feasibility of reducing fuel use for these procedures.

- Dynamic Taxi: the amount of fuel calculated for the route of the aircraft on the ground went from a fixed to a flexible amount based on the assessment of consumption by airport and time range, which showed a higher consumption in places such as the Guarulhos airport (São Paulo). As a consequence of this flexible amount, the chance of fuel lacking or being left over was eliminated according to the specificities noted in the study. The project was initiated in October 2013.

- Minimum Dispatch Fuel: this program promotes the statistical analysis of the behavior of each flight, creating a series of fuel consumption logs and the rationalization of future filling based on these analyses and on the environmental information at the time of the flight. As benefits, the project promotes greater SAFETY and reliability of operations, a more accurate calculation of the required fuel amount, and a reduction in the aircraft's weight, resulting in further savings.

- ATM - Air Traffic Management (Green Skies of Brazil): developed in partnership with General Electric, DECEA, ANAC, Infraero, and air operators, the project aims to engage with regulators to maximize results with more precise routes based on identifying improvements in the Brazilian airspace in order to enable the use of shorter routes previously not used, the execution of more continuous descents, and landings in more restrictive weather conditions than the current limits, among other benefits.

## FUEL AND CARBON SOLUTIONS


Saving in Reais
CO2 reduction in Kgs
Fuel Saving in Kgs
3,441,574
1,106,615
3,350,794
5,021,972
1,624,782
4,986,464
1,671,018
537,305
1,649,301
53,983
17,358
55,033
2,087,356
671,175
2,034,979
12,275,903
3,957,235
12,076,574
Alternate Selection
APU Overnight Usage
Destination Maneuvering
Dynamic Taxi
Minimum Dispatch Fuel
TOTAL

Below is a table showing the performance with fuel consumption in 2013 (G4-EN3):

| Fuel Consumption (GJ) | | | | |
|---|---|---|---|---|
| Type of use | Fuel | 2012 | 2013 | Variation(%) |
| **Fossil Fuels** | | | | |
| **Aircraft Maintenance Center** | | | | |
| Power generators | Diesel | 84 | 298 | 254.8 |
| Oven (restaurant) | LPG | 606 | 316 | -47.9 |
| Support equipment (GPU, LPU, lighting towers) | Gasoline | 93 | 115 | +28.2 |
| Support equipment and hangar maintenance (GPU, LPU, lighting towers) | Diesel | 1,993 | 1,911 | -4.1 |
| Support equipment (hangar maintenance) | LPG | 81 | 93 | 14.8 |
| TOTAL | | **2,857** | **2,733** | **-4.4** |
| **Congonhas Base and Hangar** | | | | |
| GOL Aircraft | QAV | 48,746,841 | 49,420,239 | 1.4 |
| Ground support equipment / Mobile bases | Diesel | 1,144 | 1,405 | 22.8 |
| Ground support equipment / Stationary bases | Diesel | 28,519.36 | 32011 | 12.2 |
| Gollog vehicle fleet | Diesel | 174.94 | 275 | 57.2 |
| Gollog vehicle fleet | Gasoline A | 52.12 | 111 | 113.0 |
| Gollog vehicle fleet | Ethanol | 0 | 5 | - |
| Vehicle fleet | Diesel | 3,481.33 | 3,449 | -0.9 |
| Vehicle fleet | Gasoline A | 272.63 | 522 | 91.5 |
| Power generators (HQ) | Diesel | 436.73 | 70 | -84.0 |
| TOTAL | | **48,780,922** | **49,458,087** | **1.4** |
| **Biomass and Congonhas Hangar (GJ)** | | | | |
| Gollog vehicle fleet | Biodiesel | 6 | 9 | 46.7 |
| Gollog vehicle fleet | Anhydrous | 11 | 18 | 66,6 |
| Ethanol | 11 | 18 | 66.6 | -77,0 |
| Gollog vehicle fleet | Hydrated ethanol | 19 | 4 | -77.0 |
| Vehicle fleet | Biodiesel | 119 | 115 | -3.4 |
| Vehicle fleet | Anhydrous | 62 | 1.133 | 1714,0 |
| Ethanol | 57 | 85 | 47.4 | -84,3 |
| Vehicle fleet | Hydrated ethanol | 62 | 1,133 | 1714.0 |
| Power generators (HQ) | Biodiesel | 15 | 2 | -84.3 |
| **Ground support equipment / Mobile bases** | Biodiesel | **39** | **47** | **19.7** |
| **Ground support equipment / Stationary bases** | Biodiesel | **978** | **1,071** | **9.5** |
| TOTAL | | **1,306** | **2,484** | **90.2** |

* The conversion factors used were from the 2013 National Energy Balance - base year 2012.

## Biofuels (G4-15)

GOL's biofuel project mapped 10 initiatives in the process of instrumentalization of methods and control metrics to foster the possibility of an operational routine.

Through the project, two test flights (in 2012 and 2013) were performed successfully that were supplied with biofuel made from a mixture of aviation kerosene and inedible corn oil for the RIO+20 and Confederations Cup events and the first commercial flight in the country based on biofuel on Aviator's Day in October 2013.

Additionally, GOL participates in several associations and partnerships that study the development of this resource and means to make it viable in commercial aviation:

- Sustainable Aviation Fuel Users Group - Safug: it is an international group formed by airlines with support from the Resources Defense Council and the Roundtable on Sustainable Biofuels (RSB) whose commitment is to create partnerships with governments, other sectors, and society in order to develop initiatives to mitigate environmental and socioeconomic impacts. Through Safug, GOL was the first airline to make up the international research group on aviation fuels with a focus on the use and development of sustainable fuels.

- Aliança Brasileira de Biocombustíveis de Aviação – Abraba: similar to Safug, Abraba focuses on the development and certification of biofuels for the sector through public and private initiatives. The Alliance is made up of airlines and biofuel research companies, biomass producers, and aircraft manufacturers.

- Brazilian Biokerosene Platform (PBB): GOL participated in the initial idea, structure, and founding of the Brazilian Biokerosene Platform in 2013. The platform is open, multi raw material, and multi processes, and aims to bring together all the stakeholders to set up an integrated value chain of biofuel for aviation. In December, the Platform already had 18 different participating entities and companies.

> In 2014 GOL plans to make 200 green flights between the cities hosting the World Cup, with a forecast consumption of two thousand tons of "armored" fuel (consisting of 90% fossil kerosene and 10% bio-kerosene) with the aim of giving visibility to the relevance of the use of aviation biofuel in Brazil.

- Algae Biotechnology: this company, a pioneer in the technological development of systems for cultivating microalgae and cyanobacteria in Brazil and Latin America, has partnered with GOL to develop biofuel from microalgae biomass.

- Study of biofuel (Bio-SPK/Jet A1 BLEND): in order to create a new fuel choice and foster the development of local communities GOL does research on the production of jet fuel from Jatropha by small farmers so as to promote sustainability from growing the crop on the farm all the way to the airplane's wing.

- Sustainable Aviation Biofuels Brazil - SABB: this proposal is to identify the value chain and its limitations to viably develop biofuels in Brazil and at a competitive price. GOL is a consultant on the project that is sponsored and organized by the Research Aid Foundation of the State of São Paulo - FAPESP, by Empresa Brasileira de Aeronáutica S.A. - Embraer, and Boeing. The project also includes companies producing biofuel, feedstock producers, airlines, specialist consulting companies, and refineries.

- Partnerships: GOL signed two Memoranda of Understanding (MOU) in the year aiming to boost the use of biofuels. The first one was with Amirys, a biochemical company that will be GOL's preferred supplier of biokerosene produced from sugarcane using the DSHC - Direct Sugar to Hydrocarbon process. The second one was signed with Boeing and the companies are going to cooperate to accelerate research, development, and approval of new sources of sustainable biofuel for aviation in Brazil. Boeing is also a GOL's partner at the Brazilian Biokerosene Platform, supporting and encouraging the creation of a value chain not only in Brazil, but with a global scope.

## GHG Emissions (G4-2, G4-EC2)

As a result of GOL's concern in preserving the environment and with sustainable development, and despite the civil aviation sector accounting for only 2% of carbon dioxide ($CO_2$) emissions globally, the Company has taken various initiatives to mitigate its impact on climate change by controlling its emissions and anticipating the international aviation standards.

In addition to the initiatives on reducing fuel use and development of biofuels, GOL's practice is to work with reports on emissions of gases that cause greenhouse gases (GHGs) aligned to the GHG Protocol, which it has published since 2010. The Company was also the first in the sector in Latin America to present its plan to control emissions to generate the inventory of Deutsche Emission Shandels Register – DEHST. This is a German authority whose purpose is to implement actions for monitoring emissions of Clean Development projects under the Kyoto Protocol in order to enable the accounting of emissions and the development of targets for its reduction.

> Developed in 1998 in the United States, the GHG Protocol is today the most widely used tool for conducting emission inventories and is compatible with the ISO 14065 standard and the quantifying methodologies of the Intergovernmental Panel on Climate Changes (IPCC). In Brazil the tool was adapted by the Center for Sustainability Studies (GVces) and World in order to adapt to the national context. GOL received the Gold Seal during its last inventory, a recognition given to companies that monitor their emissions completely and have their results audited.

GOL also monitors the emission of greenhouse gases caused by transporting products and other goods and materials used in its activities, in addition to transporting employees. Regarding the emissions of third-parties, the Company considers luggage carts, pushback tractors, vans, couriers, and airport transportation whose amounts are presented by the third parties themselves. (G4-EN15, G4-EN16, G4-EN17, G4-EN19)

| Scope 1 (tons of CO2e) | 2011 | 2012 | 2013 |
|---|---|---|---|
| Fossil emissions | 3,745,54 | 3,529,380 | 3,621,727 |
| Biomass emissions | 126 | 179 | 253 |
| TOTAL | 3,891.54 | 3,529,559.00 | 3,621,980 |
| Scope 2 (tons of CO2e) | | | |
| Electric power | 423 | 1,279 | 2,010 |
| Biomass emissions | Not available | Not available | 14 |
| Scope 3 (tons of CO2e) | | | |
| Fossil emissions | 66,230 | 75,172 | 58,378 |
| Biomass emissions | 5,212 | 4,421 | 3,915 |
| TOTAL | 71,442 | 79,593 | 62,293 |
| GRAND TOTAL [3,4] | 3,817,526 | 3,610,431 | 3,686,283 |

As for direct emissions, they also take into consideration the activities of power generation and ground support equipment in hangars and bases, the emissions related to the generation of electricity consumed as indirect emissions, vehicle fleets, and air operations with own aircraft, as well as indirect emissions from the transportation of personnel, waste decomposition, and outsourced transportation of equipment. Indicators such as domestic waste and paper consumption were not considered in this analysis.

It is worth noting that despite the overall increase in emissions from the Company's business there was a reduction in the volume of emissions recorded of fuel consumption per ASK (available seat kilometers). (G4-EN18)

| | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|
| kgCO$_2$e/ASK | 0.081 | 0.077 | 0.076 | 0.073 |

3. The gases included in the Company's emission calculation are: CO2, CH4, N2O, HFCs,PFCs and SF6.
4. The emissions inventory in 2013 was assured by the independent audit BSI - Brasil Sistema de Gestão.

In 2013, Gol also monitored its environmental impacts as a result of transporting products (Scope 3), other goods, materials, and employees, as the table shows: (G4-EN30)

| Reference | Fuel / Input | unit | Consumption (unit.) | GHG Emission [t CO2 e] | Biomass Emission [t CO2e] |
|---|---|---|---|---|---|
| Aircraft towing / Cargo transport | Diesel | l | 1,431,976.09 | 3,586.42 | 178.93 |
| Aircraft towing / Cargo transport | Gasoline | l | 44,929.56 | 80.13 | 12.91 |
| Aircraft towing / Cargo transport | Ethanol | l | 52.66 | 0.00 | 0.06 |
| Transportation between airports | Diesel | l | 442,906.87 | 1,109.27 | 77.24 |
| Corporate travel (other companies) | QAV-1 | pass.km | 8,014,617.00 | 1,369.47 | - |
| Passaredo | QAV-1 | pass.km | 61,802,764.00 | 5,716.34 | - |
| Delta | QAV-1 | pass.km | 7,134,016.00 | 1,448.22 | - |
| Crew transport Shuttle | Diesel | l | 723,913.55 | 1,813.06 | 126.24 |
| Crew transport Shuttle | Gasoline | l | 26,027.96 | 46.42 | 7.48 |
| Mobility of employees CHARTERED | Diesel | l | 354,399.13 | 887.60 | 61.80 |
| Mobility of employees BUS | Diesel | l | 14,438,319.91 | 36,161.14 | 2,517.83 |
| Mobility of employees OWN VEHICLES | Gasoline | l | 3,025,216.85 | 5,395.64 | 869.11 |
| Courier services | Gasoline | l | 10,049.00 | 17.92 | 2.89 |
| | | | TOTAL | 57,631.65 | 3,854.48 |

| TOTAL | | |
|---|---|---|
| Diesel | l | 17,391,515.54 |
| Gasoline | l | 3,106,223.38 |
| Ethanol | l | 52.66 |
| QAV-1 | l | 76,951,397.00 |

## Spills (G4-EN24)

In order to mitigate the environmental impact of possible accidents at the AMC, GOL has a plan of conduct in case of spills and environmental accidents that establishes the procedures to be adopted to correct and minimize impacts ranging from the use of environmental protection kits with absorbent materials to internal and external communication, including the Public Authority. In December 2013 there was a spill of jet fuel on the floor in the area inside hangar 1 of the AMC, during which the conduct planned was adopted and therefore it was contained without it reaching the outside so there was no environmental contamination of soil, surface water, or groundwater. The volume spilled was approximately 3,000 liters, which were collected in suitable drums and sent for treatment at a specialized company licensed for its incineration and co-processing

## Materials (G4-EN1, G4-EN2)

Of the materials purchased and used by the Company, the ones that have the greatest potential to impact the environment are tires. Because of this GOL monitors its consumption of this material and in 2013 it reported the acquisition of 2,472 tires, a practically stable volume (0.8% less than in 2012, which recorded a total of 2,723 tires).

Due to the nature of the Company's business and stringent requirements on the specifications of aeronautical materials, there is no significant report on the use of materials from recycling except in the case of rotables, tires returning to use after repair within a given useful life cycle.

Nevertheless, to minimize the impact of the consumption of this material and its subsequent disposal, since 2010 GOL has contracted a company to dispose of the tires discarded by the Company for other purposes such as to be used in agricultural machinery and maritime defense. In 2013, 1,393 tires were sent to this kind of reuse, which represents more than half of the tires purchased in the year. (G4-EN23)

## Electrical Power Consumption (G4-EN3, G4-EN6, G4-EN7)

To contribute to the reduction of energy consumption, since 2010 GOL has promoted initiatives to increase awareness about this issue at its Aircraft Maintenance Center. Among other actions, it uses solar energy to heat water used in the locker room, for example.

Regarding the calculation of electricity consumption, the administrative units and bases located in airports administered by the Brazilian Airport Infrastructure Company (Infraero) are considered. Therefore, the airports of Presidente Prudente, Bauru, Fernando de Noronha, Porto Seguro, Maringá, and Caxias do Sul, as well as the Maintenance Center in Confins (MG) are not considered.

**Electrical Power Consumption (GJ)**

| | 2012 | 2013 | Variation (%) |
|---|---|---|---|
| Aircraft Maintenance Center | 19,611 | 18,925 | -3 |
| Bases | 20,341 | 20,318 | -0.1 |
| Administrative Offices | 3,519 | 1,676 | -52 |
| Congonhas Hangar | 10,280 | 7,816 | -24 |
| INFRAERO Bases | 16,671 | 12,011 | --28 |
| **TOTAL** | **70,422** | **60,748** | **-14%** |


CENTRO DE MANUTENÇÃO

The information presented is the result of the bills sent by the electricity companies. Infraero Airports, in turn, have a monitoring system carried out by the company itself.

## Water Consumption (G4-EN8 e G4-EN10)

As part of monitoring power consumption, GOL manages its water at all of its units in Brazil by means of the bills issued by the utility companies. At some points of the airports, however, Infraero does an apportionment by area.

In the case of the AMC, all water used for its supply is provided by the Minas Gerais Sanitation Company - Copasa under the responsibility of Infraero. Because of this, to consolidate the information on water consumption, the AMC sends the apportionment documents to Infraero every month. Another action at the AMC is to put up posters in the changing rooms and washing areas aimed at raising awareness about the proper use of water, and inspections and check-ups are also conducted in all areas. In 2013, 11 m3 were recycled at the AMC, which is 0.07% of the total, and a lower amount to the 200m3 recycled in 2012. The recycling volume was not higher because the Company is seeking to improve its processes for reusing water in toilets, which is where the demand is the highest.

### Water Consumption ($m^3$)


298,178
144,669
115,618
37,891
192,192
104,516
65,741
21,935
149,204
80,028
53,164
16,012
2011
2012
2013
Airports managed by Infraero
Administrative units, stores and maintenance areas located in airports
Maintenance center

## Waste Treatment (G4-EN22)

Waste generated in the AMC is treated according to the standards established by the local sanitation company and for this reason does not impact the biodiversity of water bodies because the supply and disposal (post-treatment) are made through the public network.

The wastes are classified in two ways depending on their physical-chemical characteristics:

- Domestic sewage: the domestic sewage, meaning the waste from toilets and restaurant, receives specific treatment under the responsibility of the sanitation company by being sent to a public sewage collector and then to the Wastewater Treatment Plant - WWTP of Infraero/Copasa. The purpose is to receive specific treatment for wastewater with a high organic and microbiological load.

- Industrial waste: to treat this waste coming from washing aircraft, parts, cars, medical center, and areas with chemical products, the AMC has a WWTP that treats water from these maintenance and clinic processes. The center then uses this treated water for activities such as cleaning floors and equipment.

| Disposal of Water in 2013 (m³) | | |
|---|---|---|
| Units | Industrial | Domestic |
| Aircraft Maintenance Center | 2,671 | 13,341 |
| Administrative units, stores and maintenance areas located in airports | 53,164[5] | |

5. Total volume of wastewater (domestic + industrial). The targeted monitoring in these categories is not available for administrative units, stores and maintenance areas located in airports.

## Wastes (G4-EN23, G4-EN25)

For managing this indicator, GOL has a Solid Waste Management Plan - SWMP at all its Line Maintenance bases (maintenance bases at airports) and at the AMC. Among the initiatives undertaken by the SWMP are the temporary storage of waste generated at the base until its collection and disposal, transportation done by companies that comply with the requirements of local environmental agencies, and the disposal of waste in accordance with environmental requirements for the co-processing in cement kilns, for use of the energy contained in these materials and/or replacement of raw materials, as well as the regulated and licensed operation by the environmental agencies.

The volume of waste disposed of by the ANC is shown on the following table according to its destination:

| Waste disposal (in Kg) | | | | | |
|---|---|---|---|---|---|
| Destination | Type | 2011 | 2012 | 2013 | Var (%) |
| Aircraft Maintenance Center | | | | | |
| Co-processing | Class I (Hazardous) and Class IIA (Non-hazardous, Non-inert) | 166,716.0 | 168,677 | 82,978 | -51 |
| Incineration | Class I (Hazardous) | 2,885.0 | 1,735 | 84,666 | +4,780 |
| Industrial landfill | Class I (Hazardous) and CLASS IIB (Inert) | 1,417.0 | 1,501 | 1,346 | -10 |
| Recycling | Class I (Hazardous) and Class IIA (Non-hazardous, Non-inert) | 65,789.0 | 80,066 | 49,021 | -39 |
| Reprocessing / Re-refining | Class I (Hazardous) | 28,163 | 37,589 | 36,188 | -4 |
| Sanitary landfill | Class IIA (Non-hazardous, Non-inert) | 128,316 | 131,556 | 256,632 | 95 |
| Total | | 393,286 | 421,124 | 510,830 | -9 |
| Line Maintenance Center | | | | | |
| Co-processing | Class I (Hazardous) and Class IIA (Non-hazardous, Non-inert) | 46,360 | 31,153 | 43,545 | 40 |
| Incineration | Class I (Hazardous) | 0 | 9,129 | 17,238 | 89 |
| Recycling | Class I (Hazardous) and Class IIA (Non-hazardous, Non-inert) | 0 | 1,100 | 0 | -100 |
| TOTAL | | 46,360 | 41,382 | 60,783 | 47 |
| INFRAERO Bases | | | | | |
| Sanitary landfill | Class IIA (Non-hazardous, Non-inert) | History not available | History not available | 15,284 | - |

In addition to this waste, recorded in kilograms, the Company also dispose of 2,623 fluorescent lamps (Class I) for recycling and 2 m² of waste from the grease box (Class IIA) to the WWTP.



Since GOL is not certified, it is relevant to note that it does not transport any load considered hazardous, which is in accordance with the terms of the Basel Convention (Annex I, II, III, and VIII) and percentage of waste loads transported internationally. In the case of hazardous waste from maintenance, its transportation is done by approved third-party companies.

**The AMC also has a number of initiatives for managing water and waste:**

- The physical-chemical analysis of the waste so that it can be treated optimally and receive better monitoring by the environmental agencies.
- Separation of waste that can serve as raw material, such as kerosene, oil, and solvents.
- Replacement of harsh chemicals for products with less impact and use of primer, the paint used prior to the aircraft receiving the final paint finish, which is free of chromium, a highly regulated substance that helps to avoid wasting paint because it absorbs all the spray's pigments.
- Waterproofing of the floor in the areas where these products are handled.
- To absorb leaks, the AMC has a containment system and availability of materials so that if a spill occurs, there is a containment procedure that consists of isolating the area, using a kit of environmental protection, also using absorbent ropes and barriers to contain the liquid, among other measures.
- In addition to using industrial towels, the internal cleaning of the aircrafts is done by specialized companies to avoid waste. Furthermore, the aircraft surface is cleaned using a dry-cleaning process that represents only 10% of the water typically used for common washes.

## Investments and expenditures with environmental protection (G4-EN31)

| Environmental Protection Expenditures (R$) | | | |
|---|---|---|---|
| **Description** | **2011** | **2012** | **2013** |
| **Aircraft Maintenance Center** | | | |
| Solid waste management | 158,627.0 | 114,291 | 105,284 |
| Industrial wastewater treatment | 302,403.2 | 261,263 | 261,234 |
| Monitoring of wastewater, water, air emissions (internal and external laboratories) | 46,487.1 | 25,817 | 19,103 |
| Other (water filtration and environmental protection kits) | 12,159 | 4,696 | 5,371 |
| **Line Maintenance Center** | | | |
| Safety material (environmental protection kits, absorbent materials and barriers) | 46,503 | 22,004 | 46,258 |
| Environmental management services (disposal of Class I solid waste, environmental consulting and issuing of licenses) | 206,352 | 338,663 | 434,702 |
| **Total** | **772,530.7** | **766,734.4** | **871,953** |


5

# 5. Relationships and Social Management

## Communication and Dialogue (G4-24, G4-25, G4-26)

GOL believes that the sustainability of a business is a result of its financial strength, risk management, its operational strategies, and its care and relationship with the people who are ultimately responsible for the activities and for feeding the profile of the organization and its culture. In this context, understanding that knowing well both its internal and external public is of great importance, GOL seeks to maintain an increasingly close and effective relationship with all its stakeholders in order to meet their needs as well as create value and opportunities for development.

Thus, based on one of its core values—SERVICE—the Company promotes its management from and to people through an open and effective dialogue based on information about the Company, opinions, and demands in order to improve business.

In 2013, in order to promote closer ties with its stakeholders, GOL sought to strengthen its relationship through greater coverage and accessibility to information, as well as to the quality and transparency of this content. Proof of this is that in the period, the Company took the following initiatives:

- Redesigned the GOL website: after a survey on usability, the Marketing Department focused the website on the customer's buying process based on customer experience. As a result, the website is more explanatory, intelligent, and detailed, and now has search by price and registration is simpler , fields are optimized, travel insurance and car rental are easier to understand and evaluate, and customers can now check-in seven days before traveling.

As for marketing communications, GOL follows the guidelines and best practices established by recognized bodies such as the Executive Council of Standard Norms - CENP, the Brazilian Advertisers Association - ABA, and the Council of Advertising Self-Regulation - Conar. Therefore, every year GOL analyzes its compliance with these standards. In 2013, there was no noncompliance with regulations and voluntary codes.


INFRAERO
BRASIL
formas de
check-in
inteligente

- **New visual identity at the airports**: GOL developed a new visual concept when it realized a new image focusing on the operation was necessary. Communication in the airports are now easier to read and bilingual with quickly identifiable icons in the colors of the Company, signs are larger, and the entire structure of the operation was revitalized to bring more comfort and facilities to customers.

- **CRM (Customer Relationship Manager)**: the project aims to map and monitor all the customer's information so that GOL can interact the best way possible with each of its stakeholders, which means having a unique and deep insight into each single customer. The ultimate goal is for the Company to constantly improve its content, relationship, services, and targeted actions.

- **Expansion of channels**: GOL has broadened its means of communication with its stakeholders. In addition to the website, there is a virtual store, email marketing, social networking, an online platform with sponsored links, search portals and various websites, inflight magazine, stickers, brochures and a specialized magazine on the aircraft, in addition to TV commercials.

The presence of GOL on the social networks occurs via the profile @VoeGOLatende that focused on the demand generated by the Company's customers such as with questions about flights and services offered, lost bags, among others, and the profile @VoeGOLOficial that publishes promotions, institutional content, cultural competitions, and news. In addition, GOL has a fanpage on Facebook (facebook.com/voegol) through which it shares information, interacts with users, and offers promotions.

In 2013 GOL once again took the lead and started selling tickets directly on its Facebook page. The mechanism also allows the customer to share the ticket purchased and invite friends to board the same flight.

In relation to its employees, GOL uses its Corporate Communications to align the information and speeches as well as strengthen the Company's image through an open, consistent, and informative communication.

In this context, to keep everyone aligned, considering that the Company has more than 60% is allocated either as air crew or ground crew at airports with limited access to email and physical communications, GOL promotes daily communication through its internal channels: Corporate Portal, Flight Plan newspaper-mural, incentive campaigns and interaction with the public, sending important announcements, and creating channels that bring the top leadership closer to the employee, such as the Radar do Presidente (CEO's Radar).

As for the press, GOL seeks to strengthen its institutional image by making the information and practices of the sector quickly and transparently known in order to inform about its flights, airport management and crew, actions for operational safety and maintenance of aircraft, technological advances, and other details involving its operation.

In this regard, the Company made in 2013 the first two exclusive press meetings with the themes "Operational Security" and "The Backstage of Aviation" guided by the motto "everything you ever wanted to know about aviation and about GOL".

# Employees (G4-9, G4-10, G4-LA1)

By understanding that its business and values are put into practice by its employees, it only goes to say that the care, development, and satisfaction of these professionals are completely linked to the Company's strategy. Thus, GOL's human resource management is focused on the optimization of the corporate education tools, the search for health and SAFETY, continuous improvement of the organizational climate, and on meritocracy-based compensation aligned to the best practices.

The following indicators reflect the diversity of GOL's workforce in 2013, which consisted of 15,742 direct employees in its operations in Brazil and 377 overseas[1], reaching a total of 16,119[2] people, 2.8% less than the total of 16,577 employees in the previous year.


Employees by gender
56% 9,022
44% 7,097
Women
Men
Executives
99; 30%
231; 70%
Operational
4,357 56%
3,432 44%
Professional
419; 52%
389; 48%
Aviation Technician (Maintenance)
89; 4%
2,041; 96%
Aviation Technician (Pilots)
23; 1%
1,581; 96%
Aviation Technician (Flight Attendants)
1,240; 38%
1,982; 62%
Apprentices
128; 54%
108; 46%


Employees by age group*
58% 9,137
33% 5,151
9% 1,454
Under 30 years old
From 30 to 50 years old
Over 50 years old
*age indicators do not include GOL international
Executives
39; 13%
33; 11%
236; 77%
Operational
391; 5%
3,328; 44%
3,767; 50%
Professional
69; 9%
260; 32%
473; 59%
Aviation Technician (Maintenance)
251; 12%
406; 19%
1,427; 68%
Aviation Technician (Pilots)
407; 25%
178; 11%
1,019; 64%
Aviation Technician (Flight Attendants)
297; 9%
710; 22%
2,215; 69%
Apprentices
236; 100%

6. The indicators of age group presented in the graphs do not include information about GOL's international operations.
7. As for the indicators of the workforce profile, the interns are only included in the employees table if they had a work contract.

| Classification of functional categories: |
| --- |
| Executive - Coordinators, Managers, Director, and Vice President |
| Aviation Pilots Technical Staff - Pilots and Co-Pilot |
| Aviation Technical Staff - Purser and Flight Attendants |
| Aviation Maintenance Technical Staff/DOV - Technical Professionals from the area of Maintenance and scale Operations |
| Professionals - Specialists in various levels with greater seniority |
| Operational Staff - Assistants, leaders, etc. |

| Employees by region | |
| --- | --- |
| Midwest | 721 |
| Northeast | 1,420 |
| North | 540 |
| Southeast | 11,778 |
| South | 1283 |
| International | 377 |
| **Total** | **16,119** |

| Employees by type of employment | |
| --- | --- |
| Full time | 2,631 |
| Part time | 13,488 |
| **Total** | **16,119** |

| Employees by employment contract | |
| --- | --- |
| CLT | 15,883 |
| CLT- Apprentices | 236 |
| Trainees | 70 |

| Employees by functional category | |
| --- | --- |
| Executives | 330 |
| Operational | 7,789 |
| Professional | 808 |
| Aviation Technician (Maintenance) | 2,130 |
| Aviation Technician (Pilots) | 1,604 |
| Aviation Technician (Flight Attendants) | 3,222 |
| Apprentices | 236 |
| **Total** | **16,119** |

## Profile of diversity in senior management (G4-LA12)

| | Total employees | African ethnic origin | Women | Men |
| --- | --- | --- | --- | --- |
| Board of Directors | 9 | 0 | 0 | 9 |
| CEO | 1 | 0 | 0 | 1 |
| VP Officers | 2 | 0 | 0 | 2 |
| Officers | 17 | 0 | 3 | 14 |

## Turnover

| By region | Total number of hires in 2013 | Contracting rate in 2013 (%) |
| --- | --- | --- |
| Midwest | 74 | 10.3 |
| Northeast | 249 | 17.5 |
| North | 105 | 19.5 |
| Southeast | 1520 | 12.8 |
| South | 120 | 9.4 |
| International | 48 | 12.7 |
| **Total** | **2116** | **13.1** |
| **By age group** | | |
| Under 30 years old | 1307 | 25 |
| From 30 to 50 years old | 692 | 7.6 |
| Over 50 years old | 69 | 4.7 |
| **By gender** | | |
| Women | 1149 | 16.1 |
| Men | 967 | 10.7 |



| | Total number of layoffs | | Turnover rate | |
|---|---|---|---|---|
| By age group | 2012 | 2013 | 2012 | 2013 |
| Under 30 years old | 2,066 | 1,451 | 26% | 26% |
| From 30 to 50 years old | 1,802 | 1,232 | 13% | 11% |
| Over 50 years old | 222 | 109 | 9% | 6% |
| TOTAL | 4,090 | 2,792* | 17% | 15% |
| By gender | | | | |
| Women | 1,988 | 1,511 | 19% | 19% |
| Men | 2,178 | 1,328 | 16% | 13% |
| TOTAL | 4,166 | 2,839 | 17% | 15% |
| By region | | | | |
| Midwest | 164 | 164 | 18% | 17% |
| Northeast | 280 | 267 | 17% | 18% |
| North | 139 | 148 | 23% | 23% |
| Southeast | 2,024 | 1,931 | 17% | 15% |
| South | 246 | 282 | 19% | 16% |
| International | 58 | 47 | 15% | 13% |
| Total | 2,911 | 2,839 | 17% | 15% |

GOL has a number of initiatives to promote the personal and professional development of its employees as well as to motivate and retain personnel, as listed below.

* The age group category values do not consider international employees, as this information is not consolidated in the control system.

## Corporate Education (G4-LA9 e LA10)

In order to regain competitiveness compared to results from previous years, in 2013 GOL took on a new market positioning, which also reflected on the updating of its corporate values: Safety, Intelligence, Lowest Cost, and Service. The essence of this position consists in recognizing SAFETY as the cornerstone of the business, constantly innovating with INTELLIGENCE in order to increasingly optimize EFFICIENCY in costs, and at the same time ensure excellence in customer service.

These guidelines were used for deciding which investments to make in 2013, which also reflected in training actions. Altogether, 1,060,194.33 hours of training were given, of which 977,107 were in class and 83,087.33 were online, generating an average of 65.49 hours of training per employee.

The table below shows the breakdown of this indicator by functional categories:

| FUNCTIONAL CATEGORY | HOURS OF TRAINING (Unit: Man-Hours) | | | AVERAGE HOURS OF GENERAL TRAINING: (Unit: Hour) | | |
|---|---|---|---|---|---|---|
| | CLASSROOM | ONLINE | TOTAL | CLASSROOM | ONLINE | GENERAL AVERAGE |
| Operational | 732,564.00 | 38,126.30 | 770,690.30 | 55.07 | 2.87 | 57.94 |
| Administrative | 113,803.00 | 17,209.03 | 131,012.03 | 39.42 | 5.96 | 45.38 |
| Corporate | 130,740.00 | 27,752.00 | 158,492.00 | 8.08 | 1.71 | 9.79 |
| TOTAL | 977,107.00 | 83,087.33 | 1,060,194.33 | 60.36 | 5.13 | 65.49 |

* For all indicators are in Man-Hour.
* Indicators include all apprentices, interns, managers, and non-managers of national and international bases, active or laid off, who took classes during 2013.
* The corporate category includes all professionals (16,189), but they are corporate-level training; the operational category (13,302 employees) includes maintenance, crew, airport, cargo and operations employees; the administrative category (2,887 employees) includes employees of administrative, commercial and DRC areas.

There was a significant reduction compared with the total of 1,465,425.88 hours and the average of 88.14 hours per employee in 2012. Despite the reduction, it should be said that GOL qualitatively sought greater assertiveness in its actions, reviewing publics and priority issues.

GOL's initiatives and training in this direction are presented below:

- Leadership Development Program - LDP: understanding that a change in culture and positioning requires a strong alignment of all the company's leaders, in 2013, the LDP - Leadership Development Program was a highlight in the Company. The goal was to provide resources and solutions for managing people in line with GOL's principles, corporate competencies, and business strategy.

  In the 2013 edition, the themes worked on were "The role of leadership in building an organizational culture" and "Leadership: a practical approach", which included Directors, Executive Managers, and Managers, totaling eight classes between October and December. In addition, a meeting was held of the senior leadership with international guest speaker Bill George, Professor of Management at the Harvard Business School, with the theme "Performance and Leadership and How to achieve success through people." In total 1,832 hours of training were given to leaders in the Company in 2013, compared with 1,688 hours in 2012.

- Sales Academy: this program was created by the Human Resources, Sales, Cargo, and Smiles Directors with the aim to promote development in the areas with a focus on sales through learning and developing solutions that improve results. For six months the employees from these areas participated in the modules of Sales and Negotiation Techniques, Time Management, Share of Wallet, Revenue Management, and technical coaching sessions. During 2013 there were 3,996.00 hours of training on this front.

- Health and SAFETY Program: This is a campaign to comply with ANAC regulations that proposes awareness about the consequences of psychoactive substance use both for humans and for the SAFETY of the company's operation based on the principles of education, prevention, identification, treatment, and rehabilitation. In 2013, there were 6,421 employees trained on the subject in class and online.

- Specialization in Business Management for Transportation: Gol, in a partnership with the Dom Cabral Foundation, the Institute of Transport and Logistics (ITL), and ABEAR, put together a unique program with the aim of contributing to the strengthening and competitiveness of the transportation sector with a view toward overcoming its current and future challenges.

It is a specialization course in Business Management for Transportation and GOL was granted the opportunity to participate in the program through full scholarships. The choice of names to participate in this specialization is done by HR in partnership with GOL's executive officers who took a joint decision based on the mapping of the current scenario and results of the 2013 Personnel Management Cycle.

In 2013, six leaders were chosen to attend this specialization course that takes place in Brasilia during one week per month.

- Cargo Development Route: given to Gollog's operational leadership, the main objective of this training program is to improve operations and performance. The company's coordinators and operational leaders were invited to participate in the initiative. It lasts about six months and consists of the following modules: 1) Integration, 2) People Management, 3) Process Management, 4) Getting to Know the Business Areas, and 5) Getting to Know Gollog.

- Maintenance Development Route: with a focus on career development of the employees in the area, this program promotes training for supervisors and maintenance technicians with a better performance. The main goal is to improve the performance of these professionals, accelerate their development, and prepare participants for future opportunities of coordination. In 2013 the program lasted five non-consecutive weeks, and had the following modules: 1) Integration, 2) People Management, 3) Process Management, 4) Getting to Know the Business Areas, 5) Getting to Know Maintenance, and 6) Job Rotation between Line Maintenance and Hangar Maintenance.

- Internship Program: set up with the purpose of attracting new talent, in 2013 GOL held two editions of the Program, one every six months. There were two selection processes, which had the following stages: application, English and logical reasoning tests, group dynamics, and interview with the Company's managers, as shown on the table. In addition, the program promotes the integration of young people through a presentation that covers the following topics: 1) Getting to Know GOL, 2) Getting to Know aviation, 3) Visit to the Congonhas Airport, 4) Visit to the Aircraft Maintenance Center, and 5) Lecture on Career and Generation Y.



| Program | Applications | Dynamics and Tests | Interviews with Company managers | Hired |
|---|---|---|---|---|
| First Half of Year | 5217 | 170 | 113 | 33 |
| Second Half of Year | 3477 | 183 | 83 | 33 |

GOL closed the year 2013 with another 34 new online courses, totaling 123 held throughout the year. There were a total of 83,087.33 online hours, representing an average of 5.13 hours per person.

## Climate Management

As a way of measuring the level of satisfaction and commitment of its employees, GOL uses a Climate Survey tool that considers six dimensions: people, work processes, leadership, institutional & communication aspects, decision making, and rewards. A partnership with with an outside consulting company ensures the confidentiality of the information given by each employee.

Diagnoses are generated for each of GOL's areas based on the results, which give the managers an understanding about the strengths and opportunities for development. After these diagnoses are analyzed, action plans are drawn up by each area and the Human Resources Department that are used as instruments for the success of programs aimed at improving the practices of people and climate management.

In 2013 GOL focused on developing improvement actions based on the Climate Survey applied in 2012 and then following up on those actions. In addition to specific actions by directors, various corporate actions have also been implemented such as the Check-In Program of Well-Being, Disclosure of the Profit Sharing Rules, GOLPRO Recognition Program, and Leadership Meeting with the CEO.

## People Management

GOL works with a base of corporate skills, the behaviors and actions that are expected from the employees, covering its programs, initiatives, and professional development actions. This base consists of the following elements:

**Searching for excellence:** aims to make efficient use of the company's resources in order to optimize costs and improve processes, always focusing on quality, excellence, SERVICE, and SAFETY. Actions are prioritized and defined through this competence in accordance with the objectives set, without compromising other areas.

**Customer orientation:** in line with one of GOL's values—SERVICE—this competency covers understanding and anticipating customer needs and establishing relationships of trust in order to provide value-added solutions that ensure their satisfaction and the sustainability of the business.

**People management:** this competence seeks to develop a high performance team aligned with GOL's values by promoting the team's autonomy and guiding it to reach common objectives. Moreover, it recognizes people with actions that favor meritocracy.

**Team Work:** the premise here is to value relationships and the exchange of ideas for achieving a common goal and because of this involves a partnership between professionals in an integrated and cooperative manner, valuing relationships and the exchange of ideas for achieving a common goal.

**Focus on results:** commitment to targets, deadlines, costs, and quality levels, striving for delivering and following up on results in line with GOL's policies and values.

**Entrepreneurial attitude:** with the vision of an entrepreneur, the idea here is to act proactively for promoting the analysis of critical situations and to focus on their solution and make decisions assertively with responsibility about the actions and risks involved.

Besides this competencies base, GOL has the Personnel Management Cycle, a program of professional evaluation, guidance, and development initially aimed at the executive and managerial positions whose purpose is to align the growth of the employees with the Company's strategies. With indicators of individual development, the program covers everything from setting objectives and targets, as well as monitoring performance and career, all the way to carrying out the development actions planned.

The People Management Cycle comprises the following stages:

**Target Management:** for employees to understand the Company's strategy annual targets as described in the Balanced Score Card (BSC) are set, in line with the business objectives, promoting the engagement of the professionals.

**Performance Management:** in this stage there is the Performance Assessment (the "what") and the Competency Assessment (the "how"). These assessments consider quantitative aspects represented by the targets set and results achieved, as well as by qualitative aspects involving the skills used by the manager for these targets to be met. The results obtained in this stage are used for feedback meetings between professionals and managers and for planning actions that enable professional development and targets to be met.

**Career Management:** this stage is accomplished through committees and tries to align people management policy and the results reported by managers with GOL's business strategy. This makes it possible to recognize and prioritize the development so as to identify talent in the Company.

**Knowledge Management:** this stage includes actions aligned with GOL's Values, its functional skills, and corporate competencies in order to promote and enhance the knowledge built in the Company. This stage also makes it possible to identify any further training sessions required for each function, which may contribute to the development of each professional.

**Information Management:** developed in a partnership with an outside consulting company, the site www.ciclodegestao.com.br stores the information obtained in the Competency Assessment stage in order to ensure the SECURITY and confidentiality of the process. (G4-LA11)

| Performance assessments applied in 2013 and % of participating employees | | | |
|---|---|---|---|
| | Participants (managers) | % of total employees | % of managers |
| Assessment of annual targets achieved | 104 managers | 0.6 | 30.3 |
| Performance Assessment | 96 managers | 0.6 | 28.0 |
| Competencies Assessment | 151 managers (956 evaluators) | 0.9 | 44.0 |

Furthermore, as part of Gol's values to recognize and show appreciation for the good examples of customer service that reinforce our SERVICE value, the Company created in 2013 the Recognition Program that aims to honor the employees who make a difference in their daily tasks and are recognized for outstanding customer service. The GOLPRO awards occur every two months and all compliments received are evaluated by a committee made up of the areas involved, which elects the highlights to be awarded in a group decision. In 2013, 50 employees were awarded by this program.

## Health and SAFETY (G4-LA5, G4-LA6)

In order to assist in managing the health and SAFETY of the employees, GOL complies with national laws and has an Internal Committee for Accident Prevention - CIPA as determined by Standard NR-5, which represents 100% of the employees , and the Specialized SAFETY & Occupational Medicine Service - SESMT that complies with Standard NR-4.

### Formal Committees of Occupational Health and SAFETY

| REGION | CIPA | WORKPLACE SAFETY | WORKPLACE MEDICINE | TOTAL MEMBERS IN 2013 |
|---|---|---|---|---|
| North | 58 | 2 | 0 | 60 |
| Northeast | 122 | 5 | 0 | 127 |
| Midwest | 52 | 6 | 1 | 59 |
| Southeast | 220 | 30 | 12 | 262 |
| South | 98 | 5 | 0 | 103 |
| **Total** | **550** | **48** | **13** | **611** |

1. Does not include the international bases.



### Occupational Health & SAFETY Indicators[2]

| Indicator | Midwest | | Northeast | | North | | Southeast | | South | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2012 | 2013 | 2012 | 2013 | 2012 | 2013 | 2012 | 2013 | 2012 | 2013 |
| Injury rate | 2.99 | 2.53 | 1.35 | 1.45 | 0.96 | 1.76 | 1.24 | 1.56 | 1.32 | 1.36 |
| Occupational illness rate | - | - | - | - | - | - | 0.03 | 0.01 | - | - |
| Lost days rate | 10.8 | 4.29 | 6.19 | 5.20 | 2.6 | 0.44 | 5.81 | 6.11 | 6.75 | 17.44 |
| Absenteeism rate | 3,834.40 | 4,781.03 | 4,000.39 | 3,727.19 | 3,674.35 | 3,680.37 | 3,946.88 | 4,388.03 | 3,351.26 | 3,350.03 |
| Number of fatalities | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

2. The information does not include international bases nor outsourced staff. In the latter case it is because the monitoring is done by the companies contracted and it is not consolidated by GOL.

| GOL Consolidated | |
|---|---|
| Indicator | 2013 |
| Injury rate | 1.5900 |
| Occupational illness rate | 0.0050 |
| Lost days rate | 6.6701 |
| Absenteeism rate | 4237.54 |
| Number of fatalities | - |

(1) GOL considers the following data for the rates of injury, occupational diseases, and lost days: 2,520 hours worked in the year (210 hours worked in the month x 12 months), headcount according to G4-10, and the factor 200,000 (derived from 50 working weeks of 40 hours per 100 employees) as recommended by the GRI.

(2) To calculate the rate of absenteeism, given that it uses "days" instead of hours, we use the following data: a) 365 days a year and b) headcount according to G4-10.

Also in this context, four committees were created following the 2012 Crew Meetings aimed at improving the quality of life of the crew: Catering (food on board); Hospitality (hotel chain for crews to stay in); Flight Schedules, and Uniforms. In 2013 meetings were also held for announcing improvements such as changing the catering menu at 13 bases, replacing 27 hotels of the 174 ones reviewed, changing the Flight Schedule, among other changes.

Considering the health and SAFETY of the crew, GOL instructed them to do a differentiated checkup with a series of examinations. In addition, the Company's executives over the age of 35 are also recommended to do the same check-up.

## Labor and Union Relations (G4-11, G4-LA8)

GOL has made formal agreements with trade unions to contemplate issues related to Occupational Health and SAFETY and 100% of employees hired in Brazil are covered by these collective bargaining agreements, because all of them are linked to the labor union of the region where they work.

In this context, the current Collective Agreements in 2012 and 2013 are as follows: National Collective Convention of Airline Workers, National Collective Convention of Aviation Employees, and Regional and Municipal Collective Convention of Aviation Employees. Among the topics discussed are emergency transportation, maintenance of employment in the case of an accident, medicine service in aviation, leave for medical examinations, Occupational Medicine & SAFETY, stability when on the Internal Commission for Accident Prevention, and the Professional Pension Profile - PPP. The topics covered by the GRI, however, are covered by the Health and SAFETY Committees and are in accordance with the Regulatory Standards.

## Compensation (G4-51, G4-52, G4-EC5, G4-LA13)

GOL discloses its Compensation Policy with objective rules to all employees in order to retain talent and encourage short and long-term targets to be met. It determines that most of the local GOL employees have a variable portion linked to four corporate performance indicators besides their fixed compensation. The variable portion of the higher hierarchical levels, however, is set based on individual indicators monitored by the Balanced Score Card (BSC).

| Functional Category[1] | F | M | % |
|---|---|---|---|
| EXECUTIVES | 9,080.01 | 11,813.79 | 30% |
| OPERATIONAL | 1,357.43 | 1,620.71 | 19% |
| PROFESSIONAL | 3,976.83 | 4,729.07 | 19% |
| AVIATION TECHNICIAN (FLIGHT ATTENDANTS) | 1,822.01 | 1,838.26 | 1% |
| AVIATION TECHNICIAN (MAINTENANCE/DOV) | 2,735.12 | 3,396.19 | 24% |
| AVIATION TECHNICIAN (PILOTS) | 5,285.15 | 6,154.20 | 16% |
| Total | | | 18% |

1. It does not include international operations, interns and apprentices.

| Lowest salary paid by GOL * compared to local minimum wage** | 2012 | 2013 |
|---|---|---|
| Average variation in relation to the minimum wage | 40% | 37% |
| Lowest variation in relation to the minimum wage (Paraná state) | 13% | 8% |
| Largest variation in relation to the federal minimum wage | 48% | 45% |

* The indicators do not include information on GOL's international operations.
** The lowest salary paid by GOL in Brazil is the same for both genders.

The regional minimum wages are considered for the states of RJ (R$ 802.53), SP (R$ 755.00), PR (R $ 914.82), RS (R$ 787.73), and SC (R$ 765.00), and the federal minimum wage (R$ 678.00) for the other states.
Compared to 2012, the smallest variation remains in the state of Paraná with it being 8% higher than the local minimum wage fixed up to December 2013 in the amount of R$ 914.22.
The greatest variation, which is 45%, also remains in the states whose local minimum wage is R$ 678.00. The regional minimum wages are considered for the states of SP, RJ, PR, RS, and SC and what is considered for the other states is an analysis of the federal minimum wage.

### Management Compensation

In accordance with its by-laws, the compensation of GOL's Board of Directors and senior officers is approved by the Company's shareholders, and the Board of Directors determines the individual levels of the administration block.

The compensation of the Board of Directors is monthly and fixed. The members of the Committees and Subcommittees on the other hand have a fixed monthly salary defined case-by-case or based on meeting attendance, and Board Members that are on Committees do not receive additional compensation. Senior Officers, in turn, have a fixed monthly compensation, a benefits package, short-term variable compensation paid annually by the Profit Sharing Program, and a long-term incentive program. For the latter, the short-term variable compensation is determined according to the global target established for the period and the long-term incentive plan is awarded annually by the Stock Option Purchase Plan.

## Benefits (G4-LA2)

As in the case of compensation, GOL seeks to attract and retain talents with the best market practices related to benefits[1] according to eligibility rules laid down in the Personnel Management Policy and the Collective Agreement.

- Airline Workers: receive group life insurance, daycare assistance, travel benefits, hotel expenses, reimbursement for CMA (Aeronautical Medical Certificate), meals, and health insurance and dental care (co-participation in the last two).
- Aviation Employees: receive group life insurance, transportation, meals, supermarket vouchers, daycare assistance, travel benefits, health insurance and dental care (co-participation in the last two).

> Besides the compensation, the airport bases compete in a healthy way in the Excellence Program for a quarterly award that rewards the best results regarding performance as considered by the impartial management. The practice aims to generate motivation and employee engagement.

- Part-time employees(4h)[1]: receive the same benefits granted to aviation employees.
- Temporary staff: receive transportation and meal vouchers.

1. It considers only national employees (Brazil).

## Ethics (G4-56, G4-HR7, G4-SO4)

The Code of Ethics described in the Capital Markets item is distributed to employees hired and is available on the site so that all of GOL's principles can be known.
In 2013, the Company launched a new version of its Code of Ethics with updates about its assumptions and guidelines such as relationships with social media, topics on anti-corruption, and human rights. Another new action was the translation of the Code and the Ethics Channel into English and Spanish.

Disclosure of the new Code was done through of a one-hour online class available on GOL's Knowledge Portal platform. Considering all employees in GOL's payroll throughout 2013 that finished training on the New Code of Ethics, the number of hours of participation in training on human rights policies and procedures totaled 15,551. (G4-HR2)

> GOL views the Code of Ethics as a living document that may ultimately require revision in order to be kept up-to-date and comprehensive. Because of this, the first update of the Code was done in 2013. Moreover, the employees were made more aware about ethics in the Company through an e-learning course in Portuguese, English, and Spanish. In all, 14,864 employees participated, which is 99.5% of the company's entire active payroll in Brazil and abroad.

Even though GOL included only active employees in December 2013 in the training, the Company reached the mark of 14,864 hours of training, which represents 91.82% of the workforce in this period who received training and were instructed as to internal procedures related to combating corruption[1], as shown below:

| | Operational | | Administrative | | Operational | | Administrative | |
|---|---|---|---|---|---|---|---|---|
| | 2012 | | 2012 | | 2013 | | 2013 | |
| Functional Category | Total | % | Total | % | Total | % | Total | % |
| Apprentices | 173 | 69.76% | 17 | 73.91% | 159 | 76.44% | 26 | 92.86% |
| Interns | 11 | 73.33% | 25 | 71.43% | 20 | 95.24% | 47 | 95.92% |
| Managers | 537 | 91.64% | 136 | 71.58% | 593 | 90.12% | 145 | 88.96% |
| Nonmanagers | 8,723 | 67.42% | 1,966 | 75.88% | 11,345 | 91.38% | 2,529 | 95.54% |
| Total | 9,444 | 68.49% | 2,144 | 75.52% | 12,117 | 91.09% | 2,747 | 95.15% |

GOL has a contract with company Gocil, responsible for hiring and training 62 security guards responsible for protecting the company's assets. Of this total, 100% receive training as soon as they are admitted, on topics such as Human Rights in accordance with Ordinance 387/2006 of the Federal Police Department. GOL received confirmation of this training through a certificate, and refresher training courses are required every two years. (G4-HR2, G4-HR7)

1. GOL does not have data management of commercial partners.



## Suppliers (G4-12, G4-EC9, G4-HR1)

GOL depends on suppliers to support its business and therefore hires suppliers that meet the demand required in relation to time, quality, and price. For these contracts, the Company doesn't have a policy or procedure that prioritizes domestic suppliers and the requirements that it demands regarding service can lead to hiring regional suppliers. In 2013, of the total amount contracted by GOL's Supplies Department, 52%[1] were through local contracts, considered Brazilian suppliers by the Company[2].

The Supply area works hard to ensure that the best opportunities for gains in efficiency are reached when hiring services and purchasing materials and the Company establishes minimum requirements for the companies contracted, even though it does not systematically evaluate suppliers and service providers or maps critical suppliers in terms of human rights.

The Company's supply chain comprises mainly companies that provide inputs for GOL's administrative operation (aircraft material, maintenance services, catering, and handling), Boeing, from which the Company acquires its aircraft, and fuel suppliers to operate its flights.

## Customers

Guided by the concept of SERVICE, one of Gol's values, the Company constantly seeks opportunities to invest in initiatives that increasingly improve its offer of services and, especially, the satisfaction of its customers. Some of these initiatives are described below in order to demonstrate GOL's concern with customer care:

1. The calculation does not include providers of aircraft and vehicle fuel.
2. The indicator does not provide information on GOL's international operations.

### Punctuality and efficiency

In 2013, GOL was considered the most punctual airline in the Brazilian market.

In the aviation market, punctuality and efficiency are among the most expected attributes by the public and can influence the performance of the business. For this reason GOL has a system to control timetables that includes setting targets and indicators that assist in maintaining punctuality in operations, causing GOL to be the number one company in Brazil in this regard. Currently the delays and targets to be achieved are monitored through the Radar Panel made available through the sharepoint and corporate email systems.

GOL punctuality comparison for 2012 and 2013


2013
95%
93.2%
95.7%
1º
2012
92.8%
91.3%
2º
1º Q
2º Q
3º Q

### Accessibility

To cater to all audiences as best possible, one of GOL's concerns is accessibility. The Company complies with the relevant legislation in this regard, including some specific practices:

- Make sure the check-in counters and customer service desks have the SAFETY and comfort necessary for wheelchair customers.
- Make available Stair Trac equipment in all national bases in order to facilitate boarding and disembarking of customers with reduced mobility or special needs, as well as provide ordinary and special wheelchairs at airport bases.
- Have emergency instruction cards in Braille and cards adapted for people with vision impairment.
- Allow guide dogs in the cabin.
- Instructions on how to communicate with the deaf.

## Satisfaction surveys (G4-PR5)

GOL conducts satisfaction surveys in order to get to know the areas that need attention and improvement and uses them as a management and dialogue tool. Through them it is possible to check the quality and satisfaction about the Company's services such as check-in, boarding room, onboard experience, customer care, among others, and take preventive and corrective measures.

> GOL's customers still rely on communication and service channels such as toll-free phone and social networks.

Moreover, the issues identified can be used in training and preparing managers in setting targets of the Balanced Score Card (BSC) and in discussions on customer satisfaction carried out every two weeks in COMOP Cliente, a specific and multidisciplinary forum for managers.

GOL carries out the following surveys:

- Customer Service Exploratory Survey: every two years, this qualitative study aims to understand the importance of the issues involved in customer travels considering customer care in airports and onboard, as well as the customer relationship channels. This way it is possible to notice changes in the behavior of the public and, if necessary, restructure the questionnaires.
  The survey is conducted with men and women between the ages of 30 and 45, frequent and non-frequent travelers from classes AB or BC with experience in different airlines, which make up Discussion Groups.

- GOL Customer Satisfaction Survey (Tracking): the survey consists of telephone interviews (Computer Assisted Telephone Interview - CATI) made with GOL customers who traveled or had contact with its customer service channels in the month prior to the study. Its frequency is monthly with results for GOL's main measurements of assessment for the total sample, and quarterly with results focused on the vision and satisfaction of GOL's customer considering less frequent experiences and analysis between different profiles and travel objectives. Since 2011 at least 6,600 interviews have been done per year covering the main Brazilian airports. In terms of customer satisfaction averages, GOL had an average of 7.62 points, 7.69 points, 7.71 points, and 7.47 points for 2010, 2011, 2012, and 2013, respectively. The best results of 2013 were recorded in April, June, and July, reaching a score of 7.6 points. The lowest was in December with a score of 7.2 points.

- SMS Survey: it is a monitoring tool that brings daily and traceable information for GOL where the customer that registers into the program, at the end of each flight receives messages asking for a score from 0 to 10 in relation to service satisfaction. In 2013, the highest monthly average score was 8.2 points and the worst was 7.2. The average customer satisfaction score as measured by the SMS survey, as well as the ranking of the best rated airports, is reported weekly to the employees in the newsletter Radar do Presidente and used as an accelerator in the employee recognition programs, the GOLPRO, which uses compliments made by a customer to employees to recognize and reward them.

In 2013, 221 events were recorded that refer to customer complaints about inconsistencies in the buying process on GOL's site. Of these, 149 complaints were deemed unfounded and 72 were confirmed as caused by the customer: 33 related to Lack of Security - Promocode due to reservations that were canceled without permission due to external disclosure of a specific Promocode for discount, and 39 related to the "Site - Buy/Lack of Security in the Transaction" that refer to various reasons such as the message saying the sale was successfully completed when on the record locator the purchase had not been completed, among other reasons.

All these complaints were examined and regulated so that there was no customer impact. GOL uses an operating platform for classifying all complaints made by customers (CRM) whether by phone, email, and/or online chat, which makes the classifications reliable and generate operational indicators for internal improvements in their services.

## Community (G4-EC8, G4-SO1)

GOL bases its relationship with society and investments in its development through its Social Action Policy, which is being restructured to guide the Company's new initiatives for the purpose of bringing about effective transformations in society and promoting social and economic development in the country.

### Objectives of GOL's Social Action Policy

- Establish principles and values that are essential for building GOL's relationship management with society and for positioning its brands considering sustainability and society.
- Contribute significantly to carry out in a transparent manner GOL's commitment to private social investment, directing its efforts in achieving positive and long-lasting social changes.
- Guide the company's social principles, which are viewed in their entirety as an essential statement for building its corporate culture, are fully incorporated into the company's management, and are reflected on its relationship with all stakeholders.

The Company takes seriously the importance of its role in society and, therefore, has always had a civic stance in the communities in which it operates. An example of this is the makeup of its workforce throughout Brazil with local employees (G4-EC6) from the regions where it has operations. Even though there is no specific policy about this, GOL gives a priority to recruiting employees from the surrounding community and has as part of its family of executive officers[1] 92% employees from the states where it operates and 8% are from other states

| Executive positions | From same state | From different state |
|---|---|---|
| North | 0 | 0 |
| South | 0 | 0 |
| Southeast | 22 | 0 |
| Northeast | 0 | 0 |
| Midwest | 0 | 1 |
| International | 2 | 1 |
| TOTAL | 24 | 2 |
| Percentages | 92% | 8% |

15. The indicator considers executive positions only of employees hired in 2013.



Below are some of the institutions and initiatives supported and developed by GOL:

- **Citizenship Employee Program:** created in 2007, the program aims to strengthen the internal culture of leadership, encouraging employees to pursue excellence also in their relationship with the communities where they live. The initiative aims to bring people closer together and transmit values and cultures to a positive transformation of society, contributing to the community's and the employee's development at both a professional and personal level.
    - Orientation of the Program: the activities are conducted through a booklet consisting of 5 workshops: "The dream of flying", "Flying through history", "Who makes things fly?", "How do things fly?" and "Why do people fly?". The booklet is guided by GOL's Volunteer Policy, a document that guides employees participating in the program in relation to the principles of the practice of volunteering.
    - Citizenship Employee Workshop and Training: two workshops were held in 2013 for leadership in order to guide leaders in planning their actions as well as on team management and seeking new employees to be part of their teams. The new citizenship employees have also undergone training in which they were instructed and trained on the practice of the Program's actions.
    - Visit to the bases: some bases received a visit which aimed to provide support and guidance to the employees volunteering in developing their activities. This monitoring included a first visit for situational awareness and a return to check the results. The first meeting planned one of the Program's workshops and the second followed the progress of its realization.

Every six months the Department of Sustainability promotes a workshop to keep the teams of volunteers up-to-date at which time the activities carried out are presented, the improvements and alternatives for expanding the program are identified, and experiences are exchanged.

In addition, the process is also done through visits to the bases to assist teams in developing the program.

- **Toy Donation Campaign (Children's Day):** employees of the administrative units and bases received as donation more than 1,000 toys for about 1,200 poorer children and adolescents from 22 institutions.

- **GOL Volunteer Week**: in 2013 the GOL Volunteer Week was held for the first time in honor of International Volunteer Day (December 5) at which time the practice of voluntary activities was particularly encouraged for 7 days. Interested parties signed up their teams on the Corporate Portal for the actions that they wanted to develop in three main focuses:
    - Travel for studies: school supplies received for donation to social organizations.
    - Targeted actions: initiatives divided according to target population: children, teens, senior citizens, and public space. Collections were also made according to the need of the Institution and public chosen.
    - Receiving children at airports: the visits offered children a practical experience inside an aircraft and/or base, demonstrating the operation of an aircraft, the mechanical part, the in-flight services, and how it flies.

- **Association for Assisting Children and Adolescents with Cardiac Problems and Heart Transplantation (ACTC)**: Gol began to support the Association in 2011 and its purpose is to give support to children and adolescents with serious heart disease by donating tickets for transporting some patients and their companions, in addition to making the transfer of the coffin when asked.

- **Association of the Knights of the Sovereign Order of Malta of São Paulo**: GOL contributed in 2013 with the donation of 18 airline tickets for the Association, which generated benefits estimated at about R$ 306,000, which were used in their social work such as vocational training courses for youth and adults, rehabilitation programs for juvenile offenders, Mother Clubs, Senior Citizen Choir, and personnel support activities.

- **Happiness Project**: Gol also gives support to an association created in 2001 called the Beit Chabad Israeli Charitable Association of Brazil. Through it children and adolescents from disadvantaged social classes and under cancer treatment can enjoy with their parents and siblings five days of happiness and fun in the city of São Paulo. They take trips to the beach, museums, cinema, and other places, and even participate in workshops of sewing, computers, crafts, and woodworking. The Company donates airline tickets to take some families all the way to São Paulo and also receive them for a visit to company headquarters twice a year. In 2013, 128 tickets were donated and the total since the beginning of its support in 2002 already totals 850 tickets.

- **Vida Jovem (Young Life)**: GOL supports this institution that helps children and their families from communities with a high social vulnerability, offering conditions for them to have full social development through continuing education and professional training. Since 2004, the Company donates tickets to the charity auction organized every year that is responsible for maintaining the 1,100 direct people assisted by the Entity and 4,600 indirect ones.

- **Children's Day at GOL**: in 2013 the Company developed a corporate action so that sixty employees could bring their children to visit the company's headquarters. An aircraft with crew on board was there to be with the children and play with them and recreational activities were carried out. With this action, GOL aims to bring the family of the company's employees into the universe of aviation.

- **Blood Donation Campaign**: GOL promoted on its Corporate Portal a blood drive during carnaval, which is a time, according to WHO (the World Health Organization), that there is an increase in the number of accidents and a decrease in the volume of donations by half. As well as alerting employees about this need, the campaign gave them an understanding about the requirements and donor sites.

- **National Vaccination Campaign Against Influenza**: in 2013, with the beginning of the campaign promoted by the Ministry of Health, it was necessary to distribute millions of doses to health centers throughout the country. To do this, Gollog had an important part in this logistics through its Voetur partnership that provides services for the Federal Government.

- **Organ Transportation**: in the period, GOL continued with its commitment to take on this process that helps save many lives in Brazil. In June, for example, Gol was the company that carried the most organs and tissues, totaling 227, a number that reflects 47% of the total transported in the period.

- **Pink October**: in the month in which the world finds creative ways to support breast cancer prevention, GOL and the Americas Friends Association, a union between Brazilians and Americans in the fight against the disease, teamed up to promote a series of actions for the Company's customers and its employees. During the period, the crew used a label pin with the symbol of the pink ribbon, which was also stamped on two aircraft, customers were asked to support the cause by posting a photo at the hashtag #outubrorosanagol, and internally actions were carried out with the Check-In of Well-Being and Pink Day at GOL, where employees were asked to wear pink to support the cause.

## Sponsorships

GOL sponsors cultural and sporting events with the programs Getting Closer Using Culture, through which the Company sponsors musical events and traditional festivals, and GOL supports sports federations and high performance competitions through its Team Efficiency Action that identifies with sports because it involves energy, youth, and performance. The following projects and events are sponsored by the Company:

Also along these lines, it is noteworthy to point out that GOL is the official sponsor of the Brazilian Football Confederation - CBF and the Brazilian National Football Team, strengthening its thought of identifying with sports, which is collective and democratic, just like GOL's beliefs.


6

# 6. Governance and Performance

## Capital Markets (G4-41, G4-56, G4-57, G4-58)

GOL Linhas Aéreas Inteligentes S.A. is a publicly traded company that negotiates 33.4% of its capital stock (free float) in the form of shares on the BM&FBovespa through code GOLL4 on Level 2 of differentiated corporate governance practices. GOL's shares are part of the following indices: Ibovespa, IBRA, IBXX, IGCT, IGCX, ITAG, IVBX, SMLL, and MSCI. Its share capital consists of 278.9 million shares, of which 143.9 (51.6%) are common shares and 135.0 (48.4%) are preferred, and at the end of 2013 their market value totaled R$ 3.6 billion.


GOL Linhas Aéreas Inteligentes S.A
VRG Linhas Aéreas S.A 100%
GOL Finance Cayman 100%
GAC Inc. 100%
GOL LuxCo S.A 100%
Gol Dominicana Linhas Aéreas SAS 100%
Smiles S.A. 54.5%
Webjet Linhas Aéreas 100%

In 2013, GOL maintained its transparent relationship with its shareholders and stakeholders, sharing information about its operations, performance, and management. Therefore, in addition to updating the corporate website for investor relations, the Company participated in 21 conferences around the world in 2013.

All these initiatives to give transparency and proximity to GOL's relationship with its investors are based on the following corporate governance practices, which are implemented in the day-to-day operations and guaranteed by the Company's management:

> GOL was voted the 2nd best company in Financial Disclosure in the global ranking for the 15th edition of the IR Global Rankings sponsored by best investor relations website in the world. This track record is the result of GOL's commitment to its investors and shareholders with the adoption of best governance practices and disclosure.

- BM&FBovespa Level 2 Corporate Governance: In 2004, GOL made its IPO on the Brazilian and American stock exchange. Since then it has been following good governance practices beyond those required by law so as to conform to Level 2 of Governance in order to act with greater transparency with its shareholders.
- Link with the Market Arbitration Board (CAM): in its bylaws, GOL states that any dispute or conflict of interests between GOL's partners, shareholders, society, administrators, or board members must be resolved by arbitration confidentially and independently before the Market Arbitration Board, which is an environment connected to BM&FBovespa.
- Manual for the Disclosure and Use of Information and Trading Policy: the Company uses this document to define the rules and procedures for disclosure practices, use of information, and trading of shares by persons linked to GOL so as to ensure equal access to relevant information about the Company and this way avoid the improper or privileged use of this data.
- Disclosure Policy of Material Facts: to ensure that the information is distributed in a homogenous and transparent way, this policy defines the criteria, moment, and person responsible for the disclosure of the Company's Material Facts.
- Disclosure Committee: professionals from different areas of GOL make up the committee for checking the consistency and uniformity of the information in order to ensure the quality of the content published. These professionals, however, are not directly involved in preparing the disclosure reports.
- Compliance to Sarbanes-Oxley (SOX) and the COSO principles: to enhance its internal controls, GOL was one of the first Foreign Private Issuers - FPIs in South America to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, and it also complied with Section 302 of the same law establishing that CEOs declare personal responsibility for the controls and procedures for disclosing information. The Company also follows the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission - COSO for its internal controls so as to enhance the soundness of its financial reporting.
- Code of Ethics: this document guides and defines the Company's principles about the attitudes that are encouraged or prohibited for its employees and suppliers, as well as assumptions regarding GOL's relationship with its stakeholders and the use of their information and assets. Moreover, there is the channel "Ethics in GOL" (www.eticanagol.com.br) to maintain ethical conduct, which is essential to the business. Its purpose is to answer questions concerning the Code and receive complaints. It also includes an internal structure of ethics and corporate risks composed of two independent auditors subordinate to the Committee.

## Administration (G4-34, G4-39)

Since the realignment in the structure and strategy that took place in 2012, GOL diminished its hierarchical levels and got the leaders to get closer to its employees in all areas in order to generate more dynamism and agility to the Company's operations. This facilitated the engagement and dissemination of the objectives and strategies to all the employees and the continually stronger consolidation of GOL's culture.

GOL's administration in 2013 was as follows:


Office of the CEO
Legal and Institutional Relations Area
Operational Safety Area
Commercial Passenger Area
Internal audit and Compliance Area
HR Area
Customer Service Area
Marketing, Communications and Innovation Area
Operational Planning Area
Profitability Area
Technical-Operational VP
IT, Finance and Strategy VP

## Board of Directors

The Board of Directors (BoD) is responsible for establishing general policies and strategies and has the function, among other things, to elect the members of the Company's Board and supervise the exercise of their functions.

Currently, the Board is comprised of eight members, three of whom qualify as independent in accordance with the criteria of the New York Stock Exchange. The meeting between these members takes place an average of five times a year or whenever requested by the Chairman or any three members of the Board. The board met seven times in 2013.

**Members of the GOL Board of Directors in 2013**

| Name | Position |
|---|---|
| Constantino de Oliveira Junior | Chairman of the Board of Directors |
| Henrique Constantino | Vice Chairman of the Board of Directors |
| Joaquim Constantino Neto | Director |
| Ricardo Constantino | Director |
| Edward H. Bastian | Director |
| Richard F. Lark | Independent Director |
| Luiz Kaufmann | Independent Director |
| Antonio Kandir | Independent Director |

To get to know the curricula of the members of the Board of Directors, visit: **www.voegol.com.br/ri**

## Executive Officers

The Executive Officers are responsible for the daily executive administration of the business and can have between two and five members elected by the Board of Directors for a term of one year and the right to re-election according to the Bylaws. These executive officers have the experience needed in domestic and international transport of passengers to develop the low-cost operational structure.

**Members of the GOL Executive Officers in 2013**

| Name | Position |
|---|---|
| Paulo Sergio Kakinoff | Chief Executive Officer |
| Edmar Prado Lopes Neto | Chief Financial and Investor Relations Officer |

To get to know the curricula of the Executive Officers, visit: **www.voegol.com.br/ri**

## Fiscal Council

Responsible for supervising the activities of administration, reviewing the Company's financial statements and reporting its findings to the shareholders, the Fiscal Council is, according to Corporation Law, a body that is independent of the management and of the Company's independent auditors. At GOL the Council is not permanent and can called together at the request of the shareholders at the General Assembly, but it is currently not set up in the Company.

## Steering Committees

To guide the Board of Directors and the Executive Officers on strategy and decision making, GOL has five non-statutory Steering Committees composed of executives and independent auditors specialized on relevant topics about GOL's business, as well as members from the Board of Directors itself.

- Audit Committee: provides assistance to the Board on matters involving accounting, internal controls, and financial reporting. Moreover, it recommends to the Board the appointment of independent auditors, reviews their remuneration, and helps coordinate their activities. It consists of three independent members that are elected by the Board for a term of one year and right to reelection. In 2013, the committee was Richard F. Lark, Antônio Kandir, and Luiz Kaufmann who meet the requirements of the SEC and NYSE.

- People Management and Corporate Governance Committee: is responsible for the coordination, implementation, and periodic review of the best practices of corporate governance, as well as to keep the Board informed about the legislation and market recommendations on the subject. It also recommends to the Board as to the human resources policies and forms of compensation. It consists of six members that are elected by the Board for a term of one year and right to reelection. In 2013, the committee was composed of Constantino de Oliveira Junior, Henrique Constantino, Antônio Kandir—members of the Board of Directors—Paulo Sérgio Kakinoff, Betânia Tanure de Barros, and Paulo César Aragão.

- Financial Policy Committee: conducts periodic reviews of the measures taken to protect the Company related to changes in exchange rates, fuel prices, and interest rates, as well as analyzes the effect of these changes on GOL's revenues and expenses. Additionally, it prepares and approves corporate financial policies, analyzes their efficiency, monitors their implementation, and also determines the parameters for maintaining liquidity and capital structures. It consists of five members that are elected by the Board for a term of one year and right to reelection. In 2013, the committee was comprised of Paulo Sérgio Kakinoff, Constantino de Oliveira Júnior, Richard F. Lark, Luiz Kaufmann, and Edmar Lopes.

- Risk Committee: this support body for the Board is responsible for preparing and approving the Company's risk policies as well as to monitor and analyze its implementation in order to periodically analyze the impacts of the assets, especially the changes in rates and fuel. It consists of up to four members that are elected by the Board for a term of one year and right to reelection. In 2013 the committee was composed of Paulo Sérgio Kakinoff, Constantino de Oliveira Júnior, Richard F. Lark, and Luiz Kaufmann.

- Accounting Policies, Taxes, and Financial Statement Sub-Committee: conducts periodic reviews, evaluates and monitors GOL's policies and financial statements, besides making observations and recommendations on these issues to the Board. The subcommittee meets quarterly and consists of up to five members elected by the Board who currently are Edmar Prado Lopes Neto, Charles B. Holland, Marcos da Cunha Carneiro, and Natan Szuster.



# Company's Performance (G4-EC1)

As in the previous year, the economic environment in 2013 was very averse, especially when considering the devaluation of the Real against the dollar at the end of the period by 11% and the high price of fuel, which was responsible for 41.5% of GOL's operating costs. In contrast, the Gross Domestic Product - GDP grew 2.3% in the period, which affects the consumer's purchasing power.

Thus, to ensure its survival and growth, GOL maintained its strategy that involves rationalizing its offer of seats in order to maximize the revenue. Below is presented the Company's operational and economic-financial performance, which remains committed to developing its business and seeking sustainable growth that generates value for all its stakeholders.

## Operational Performance

### Domestic Market

In 2013, GOL recorded a 7.4% drop in domestic supply and 7.3% in demand compared to the previous year, leading to a stable occupancy rate. Moreover, due to the opportunity to generate revenue at the end of the year and the increase of ASKs, the reduction in year-to-date supply in 2013 was 1.6 percentage points lower than the forecast for the period. However, in December the Company recorded a record of customers transported in a single day: 139,432 passengers.

### International Market

Driven by the operation of flights to Miami and Orlando, in 2013 GOL grew 29.9% in the international supply and 26.9% in demand. The occupancy rate, meanwhile, was 1.5 percentage points lower than in 2012, ending at 62.7%.

### Occupancy Rate

As a result, GOL's overall load factor was 0.3 percentage points higher than 2012, reaching 69.9% in the period.

### PRASK, RASK and Yield

Due to the GOL's strategy of becoming increasingly attractive to corporate customers and offering competitive rates for leisure passengers, plus the management of offer, in 2013 the high yield was 19% while the PRASK and RASK recorded increases of 18% and 15%, respectively.

## Economic and Financial Performance

### Net Income

For the year, net income reached R$ 8,956.2 million, an increase of 11% or R$ 853 million compared to 2012. Per ASK, the net revenue (RASK) increased by 15% in 2013, exceeding the growth forecast announced for the year greater than or equal to 10% in this indicator.

Net income from passengers reached R$ 8,122.2 million, presenting an increase of 13.4% compared to R$ 7,160.0 million recorded in 2012. Per ASK (PRASK), the net passenger revenue went up 27%, driven by the growth in yield of 19%.

The auxiliary revenue totaled R$ 834.1 million, a decrease of 11.6% compared to 2012. The auxiliary revenue per ASK fell by 7.6% primarily due to higher revenue from cargo, as well as income from cancellation of flights and noshows.

**Net Revenue (R$ million)**

| Indicator | 2012 | 2013 | % var. |
|---|---|---|---|
| Total Net Revenue | 8,103.60 | 8,956.20 | 10.5% |
| Net RASK (R$ cents) | 15.63 | 18.04 | 15.5% |
| Net Revenue from Passengers | 7,160.00 | 8,122.20 | 13.4% |
| Net PRASK (R$ cents) | 13.81 | 16.36 | 18.5% |
| Ancillary Revenue | 943.6 | 834.1 | -11.6% |
| Ancillary Revenue (ASK) | 1.82 | 1.68 | -7.6% |

**Distribution of Value Added**

| | 2011 | 2012 | 2013 |
|---|---|---|---|
| Employees | 55% | 57% | 37% |
| Government | 10% | 35% | 17% |
| Lenders | 43% | 46% | 44% |
| Renters | 18% | 28% | 20% |
| Shareholders | 0% | 0% | 1% |
| Reinvestment[1] | 0% | 0% | -21% |
| Loss | -26% | -67% | |
| Total (in R$ million) | 2,842,494 | 2,265,805 | 3,428,704 |

1. In 2013, the values of reinvestment and loss were consolidated.

## Operating Expenses

In 2013, operating expenses were R$ 8,690.2 million, which is 3.5% less than that recorded of R$ 9,009.2 in 2012, which means that GOL reduced its costs by R$ 319 million or 4%, including savings of R$ 131 million in fuel costs and lubricants and a decrease of R$ 188 million linked to other categories of operating costs.

| Operating Expenses (R$ million) | | | |
|---|---|---|---|
| Indicator | 2012 | 2013 | % var. |
| Aircraft fuel | (3,742.2) | (3,610.8) | -3.5% |
| Salaries, wages and benefits | (1,569.7) | (1,333.5) | -15.0% |
| Aircraft leasing | (644.0) | (699.2) | 8.6% |
| Sales and marketing | (426.6) | (516.1) | 21.0% |
| Landing fees | (559.4) | (566.5) | 1.3% |
| Aircraft and traffic servicing | (528.7) | (599.5) | 13.4% |
| Maintenance, materials and repair | (418.0) | (460.8) | 10.2% |
| Depreciation and amortization | (519.6) | (561.0) | 8.0% |
| Other operating expenses | (600.9) | (342.9) | -42.9% |
| TOTAL OPERATING EXPENSES | (9,009.2) | (8,690.2) | -3.5% |
| TOTAL WITHOUT FUEL | (5,267.0) | (5,079.4) | -3.6% |

| Operating Expenses (Per Ask) | | | |
|---|---|---|---|
| Indicator | 2012 | 2013 | % var. |
| Aircraft fuel | (7.22) | (7.28) | 0.8% |
| Salaries, wages and benefits | (3.03) | (2.69) | -11.2% |
| Aircraft leasing | (1.24) | (1.41) | 13.5% |
| Sales and marketing | (0.82) | (1.04) | 26.4% |
| Landing fees | (1.08) | (1.14) | 5.8% |
| Aircraft and traffic servicing | (1.02) | (1.21) | 18.5% |
| Maintenance, materials and repair | (0.81) | (0.93) | 15.2% |
| Depreciation and amortization | (1.00) | (1.13) | 12.8% |
| Other operating expenses | (1.16) | (0.69) | -40.4% |
| TOTAL CASK | (17.38) | (17.51) | 0.7% |
| CASK WITHOUT FUEL | (10.16) | (10.23) | 0.7% |

## Operating Profit (EBIT)

In 2013, operating income reached R$ 266 million with an operating margin of 3.0% that reached the top of the forecast of an operating margin announced for the year (between 1% and 3%). This improvement represents R$ 1.172 million or 14.2 percentage points compared to 2012.

## Financial Result

For the year, the Company's net financial result recorded an expense of R$ 919 million, up 35% from a year earlier, mainly due to currency fluctuations that in 2013 alone totaled an expense of R$ 490.0 million.

## Net Loss (income)

Net loss totaled R$ 724.6 million in 2013 with a negative net margin of 8.1%. Part of this result can be explained with the exchange rate, which amounted to an expense of R$ 490 million in 2013.

| Year Result (R$ million) | | | |
|---|---|---|---|
| Indicator | 2012 | 2013 | % var. |
| Net income (loss) | (1,512.9) | (724.6) | -52.10% |
| Net margin | -18.70% | -8.1% | 10.6 p.p |
| Earnings (loss) per share, basic | (5.61) | (2.62) | -53.20% |

## Indebtedness

On December 31, 2013, the Company's total loans and financings totaled R$ 5,589.4 million (including capital leases), up 8% YoY. This growth is mainly due to the following factors: (i) the devaluation of the Real against the Dollar from the end of the period by 15%, (ii) issuance of Senior Notes due in 2023, (iii) financing guaranteed by Ex-Im Bank for engine maintenance, and (iv) increase in the fleet of one aircraft under a finance lease arrangement.

In this regard, it is worth pointing out that the increase in total debt was partially offset by the amortization of R$ 438 million in short-term debts, including R$ 91 million in pre-payments.

### Investments

GOL's capex year-to-date was R$ 737 million compared to R$ 670 million invested in 2012.
The breakdown for investments was as follows:


INVESTMENTS
1%
43%
56%
Aircraft acquisitions plan
Aircraft parts acquisitions, aircraft improvements
Bases, IT and Maintenance Center expansion

### Forecasts for 2014

In 2014 GOL expects a variation in the offer of seats in the domestic market between -3% and -1% and an increase of up to 8% in the international market. The forecast reiterates the consolidation of the strategy and discipline in the capacity observed in 2013 aimed at expanding margins by revenue growth.

To this end, the Company announces a growth forecast equal to or above 10% of RASK while maintaining its discipline on costs, expecting a high equal to or less than 10% in ex-fuel CASK.

The forecast considers the price of fuel per liter between R$ 2.70 and R$ 2.85, the average exchange rate between R$ 2.40 and R$ 2.50 and a Brazilian GDP growth between 1.5% and 2.0 %. GOL expects an EBIT margin between 3% and 6% in 2014.

### Capital Market

GOL is one of the companies with the highest liquidity of Brazil and is part of the IBOV, IBRA, IBXX, IGCT, IGCX, ITAG, IVBX, SMLL and MSCI indices with an average daily volume greater than R$ 24 million in 2013 alone on the BM&F Bovespa. GOL's shares closed the year 2013 at R$ 10.48 per share recording a decrease of 19% compared to the price of R$ 12.90 per share at the end of 2012.

## Risk Management (G4-2)

GOL is constantly subject to be affected by a number of internal and external factors that can compromise its operation and revenue. Therefore, in its strategic and operational planning, managing and mitigating risks is paramount so that it is possible to protect the sustainability of the business in addition to the financial and material resources used in its operations. In 2013, the main risks that were identified and managed were as follows:

### Fuel

When considering that the fuel was responsible in 2013 for approximately 41.6% (including lubricants) of the Company's operating costs, it is apparent that this is one of the biggest risks to its operation since the amount of the aircraft's fuel is subject to the price changes of crude oil and its derivatives.

Thus, in order to reduce impacts on this variation, GOL contracts derivatives pegged by crude oil and eventually by its derivatives in order to ensure a future average price for part of its consumption and greater predictability in relation to the costs of operation. Such transactions are traded with counterparties rated as capable of honoring their commitments or on NYMEX.

### Exchange Rate

Another factor that can affect the Company through its liabilities and cash flow is the possible negative change in the exchange rate. Thus, in accordance with the Company's Risk Management Policy, prevention consists in using currency derivatives such as futures and US dollar carried out on BM&FBovespa.

### Interest Rate

The variations in interest rates are also mitigated by GOL, which owns spot exchange purchase transactions linked to future sales, which are traded with counterparties rated as capable of honoring their commitments.

Furthermore, in 2013, GOL made a series of initiatives for the use of biofuel, which can be seen in the chapter on Environment / Biofuels, in order to reduce in the long run dependence on fossil fuels and protect its own business from a possible shortage of its primary raw material.



## Credit Risk

As credit risk has the potential to impact mainly the accounts of receivables, cash, cash equivalents, and bank deposits, GOL, through its risk assessment, keeps it as a continuous practice not to receive credits especially from credit card operators, travel agencies, installment sales, and government sales.

According to its Risk Management Policy, the Company tries to assess the risks of the counterparties in financial instruments and diversify its exposure, and it also has a ceiling of 20% per counterparty for financial investments. In this context, it is worth pointing out that the financial instruments are held with owning counterparts with a rating of at least "A" in the evaluation of S&P and Moodys agencies, or contracted on the stock market (BM&FBovespa and NYMEX), which substantially mitigates the credit risk.

## Liquidity Risk

Market liquidity risk relates to the prevailing prices with variables based on the types of assets and markets where they are traded and the cash flow, which is linked to possible adversities to meet with our operating or contracted obligations on the dates scheduled. Based on this and to minimize risks, the Company invests its resources in net assets and has a Cash Management Policy that states that the weighted average term of debt must be greater than the weighted average maturity of the investment portfolio. For the protection of future commitments, it is the Company's practice to also use derivative financial instruments from prime banks for cash management purposes.

## Capital Management

In order to reduce the impacts and possible adverse financial scenarios, GOL is committed to maintaining the value of cash and cash equivalents, marketable securities, and registration of short and long-term cash at an average of 20% to 25% of net revenue in the last 12 months.

## High Competitiveness in the Sector

GOL has as competitors the other Brazilian airlines with scheduled flights, charter operators, potential new market participants, ground transportation companies, and international corporations. In this environment, in order to win over customers, some of them have introduced in the past price offers lower than GOL's, and this has increased their capacity of routes.

In this context, there is the risk that the Company could have its competitive advantages reduced in the fields of prices and customer traffic. Furthermore, joint ventures, partnerships, or strategic alliances can generate a consolidation in the airline industry that could result in GOL not implementing its growth strategy and its possible partnerships, causing increased costs and reduced operational efficiency.

## Climate Change (G4-EC2)

The European Union Emissions Trading Scheme stipulates a limit of $CO_2$ emissions by the airlines. Based on this, to prevent future international operations or codeshare agreements with EU companies from being affected, the Company has measures to reduce its emissions by reducing the consumption of fossil fuels as described in the chapter on Environment / GHG emissions.

Still in the context of climate change, it is important to note that all airlines are exposed to risks from natural events such as weather conditions, which can impact flight operations. GOL still does not have metrics for calculating and evaluating these impacts.


7
GXA

# 7. GRI INDEX (G4)

## Profile 1. Strategy and Analysis

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| G4-1 | Statement from the most senior decision-maker about the relevance of sustainability to the organization | 6 | 52 |
| G4-2 | Description of key impacts, risks and opportunities | 14, 17, 19 e 43 | 52 |

## 2. Organizational Profile

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| G4-3 | Name of the organization | 8 | 52 |
| G4-4 | Primary brands, products and/or services | 10 | 52 |
| G4-5 | Organization's headquarters | 10 | 52 |
| G4-6 | Number of countries where the organization operates | 8 | 52 |
| G4-7 | Type and legal form of the ownership | 10 | 52 |
| G4-8 | Markets served | 10 | 52 |
| G4-9 | Scale of the organization | 4, 10 e 26 | 52 |
| G4-10 | Workforce profile | 26 | 52 |
| G4-11 | Percentage of employees covered by collective bargaining agreements | Indicator on the page 32, referring only to units in Brazil | 52 |
| G4-12 | Describe the organization's supply chain | 34 | 52 |
| G4-13 | Significant changes during the reporting period regarding the organization's structure | 10 | 52 |
| | **Commitments to external initiatives** | | |
| G4-14 | Explanation of how the precautionary principle is addressed by the organization | Form 20-F, page 32, available at www.voegol.com.br/ri | 52 |
| G4-15 | List externally developed economic, environmental and social charters, principles, or other initiatives to which the organization subscribes or which it endorses. | 19 | 52 |
| G4-16 | Memberships of associations and/or national/international advocacy organizations in which the organization has positions in governance bodies, participates in projects or committees, provides substantive funding beyond routine membership dues | GOL participates in the initiatives presented throughout this report, but does not occupy positions on the governance bodies of these associations | 52 |

## 3. Identified Material Aspects and Boundaries

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| G4-17 | List of entities included in the financial statements | Available at the page 25 of the Financial Statements, on the Company's website: http://www.mzweb.com.br/gol2009/web/download_arquivos.asp?id_arquivo=CF4B1443-F8A8-427B-A5C4-5261EE362653 | 52 |
| G4-18 | Explain the process for defining the report content and the Aspect Boundaries. | 8 | 52 |
| G4-19 | List all the material Aspects identified in the process for defining report content. | 8 | 52 |
| G4-20 | For each material Aspect, report the Aspect Boundary within the organization | The process for determining materiality involved internal and external stakeholders and therefore has listed consensual material aspects both for the organization as for outside of it, without segregation of materiality for each one of these publics. | 52 |
| G4-21 | For each material Aspect, report the Aspect Boundary outside the organization | | 52 |
| G4-22 | Report the effect of any restatements of information provided in previous reports, | Any restatements of information presented in previous reports is presented and explained in the information itself throughout the report. | 52 |
| G4-23 | Significant changes from previous reporting periods in the scope and boundary | This is GOL's first report prepared in accordance to the 4th generation of GRI guidelines, released in 2013. | 52 |

## 4. Stakeholder Engagement

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| G4-24 | List of stakeholder groups engaged by the organization | 8 e 24 | 52 |
| G4-25 | Basis for identification and selection of stakeholders with whom to engage | 8 e 24 | 52 |
| G4-26 | Organization's approach to stakeholder engagement, including frequency of engagement | 8 e 24 | 52 |
| G4-27 | Key topics that have been raised through stakeholder engagement, and how the organization has responded to those key topics | 8 | 52 |

## 5. Report Profile

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| G4-28 | Reporting period | 8 | 52 |
| G4-29 | Date of most recent previous report | Sustainability Report 2012 | 52 |
| G4-30 | Reporting cycle | Annual | 52 |
| G4-31 | Provide the contact point for questions regarding the report | 53 | 52 |
| G4-32 | Chosen guidelines option (core or comprehensive), GRI Index and external assurance | The report chose the core guidelines option and has been externally assured, as opinion on page 52. | 52 |
| G4-33 | Description of policy and practice adopted for external assurance of data | 52 | 52 |

## 6. Governance

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| | Estrutura de Governança e sua Composição | | |
| G4-34 | Governance structure of the organization, including committees | 39 | 52 |
| G4-39 | Report whether the Chair of the highest governance body is also an executive officer | 39 | 52 |
| G4-41 | Processes for the highest governance body to ensure conflicts of interest are avoided and managed. | 38 | 52 |
| | REMUNERATION AND INCENTIVES | | |
| G4-51 | Report the remuneration policies for the highest governance body and executives | 32 | 52 |
| G4-52 | Report the process for determining remuneration | 32 | 52 |

## 7. Ethics and Integrity

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| G4-56 | Describe the organization's values, principles, standards and norms of behavior such as codes of conduct and codes of ethics. | 3, 33 e 38 | 52 |
| G4-57 | Report the internal and external mechanisms for seeking advice on ethical and lawful behavior, and matters related to organizational integrity, such as helplines or advice lines. | 38 | 52 |
| G4-58 | Report the internal and external mechanisms for reporting concerns about unethical or unlawful behavior, and matters related to organizational integrity, such as escalation through line management, whistleblowing mechanisms or hotlines. | 38 | 52 |

## Economic Performance

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| | Disclosures on Economic Management Approach | | |
| Aspect | Economic Performance | | |
| G4-EC1 | Direct economic value generated and distributed | The financial data for the fiscal year 2013 were assured by an audit company different from the one that validates other data in this report. | 52 |
| G4-EC2 | Financial implications and other risks and opportunities for the organization's activities due to climate change | 17, 19 e 44 | 52 |
| G4-EC4 | Financial assistance received from government | GOL receives federal and state tax benefits extended to the aviation industry, being mainly directed to the relief of the tax burden on the purchase of fuel, imports of aircraft and parts and payroll. | 52 |
| Aspect | Market Presence | | |
| G4-EC5 | Ratios of standard entry level wage compared to local minimum wage at significant locations of operation | 32 | 52 |
| G4-EC6 | Proportion of senior management hired from the local community at significant locations of operation | 36 | 52 |
| Aspect | Indirect Economic Impacts | | |
| G4-EC7 | Development and impact of infrastructure investments and services supported | As it happened in 2012, no investments in infrastructure and services for public benefit, through commercial engagement, in-kind or pro bono activities were performed in 2013. | 52 |
| G4-EC8 | Significant indirect economic impacts, including the extent of impacts | 36 | 52 |
| Aspect | Procurement Practices | | |
| G4-EC9 | Proportion of spending on local suppliers at significant locations of operation | 34 | 52 |

## Environmental

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| | Information about environmental management | | |
| Aspect | Materials | | |
| G4-EN1 | Materials used by weight or volume | 21 | 52 |
| G4-EN2 | Percentage of materials used that are recycled input materials | 21 | 52 |
| Aspect | Energy | | |
| G4-EN3 | Energy consumption within the organization | 18 e 21 | 52 |
| G4-EN6 | Reduction of energy consumption | Information on reduction of energy consumption, shown in page 18 do not present segmentation on how each initiative promoted in economy, since different initiatives are applied simultaneously with different scopes. Therefore, GOL presents the overall amount and considers the reduction of all initiatives combined. | 52 |
| G4-EN7 | Reductions in energy requirements of products and services | GOL considers that the initiatives designed to reduce energy and fuel consumption in their operations promote services requiring less energy to operate, which is more efficient. The initiatives developed for this purpose are presented in pages 17 and 18. | 52 |
| Aspect | Water | | |
| G4-EN8 | Total water withdrawal by source | 21 | 52 |
| G4-EN9 | Water sources significantly affected by withdrawal of water | The water supplied to GOL originates from the public supply system, and therefore, it does not withdraw water from hydric bodies. Therefore, it does not significantly affect water sources. | 52 |
| G4-EN10 | Percentage and total volume of water recycled and reused | 21 | 52 |

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| **Aspect** | **Biodiversity** | | |
| G4-EN11 | Location and size of operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas | 17 | 52 |
| G4-EN12 | Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas | 17 | 52 |
| G4-EN13 | Habitats protected or restored | A Gol does not have any protected or restored habitats. | 52 |
| **Aspect** | **Emissions** | | |
| G4-EN15 | Direct greenhouse gas (GHG) emissions (Scope 1) | 20 | 52 |
| G4-EN16 | Energy indirect greenhouse gas (GHG) emissions (scope 2) | 20 | 52 |
| G4-EN17 | Indirect greenhouse gas (GHG) emissions (scope 3) | 20 | 52 |
| G4-EN18 | Greenhouse gas (GHG) emissions intensity | 20 | 52 |
| G4-EN19 | Reduction of greenhouse gas (GHG) emissions | Information on reduction of emissions, shown in page 20 do not present segmentation on how each initiative promoted in reduction, since different initiatives are applied simultaneously with different scopes. Therefore, GOL presents the overall amount and considers the reduction of all initiatives combined. | 52 |
| G4-EN20 | Emissions of ozone-depleting substances (ODS) | GOL only monitors the purchase of these substances from a quantitative perspective. In 2013, 130.20 kg of the R-22 were bought, a hydrochlorofluorocarbon (HCFC) at the Headquarters, bases and at Congonhas' hangar. Such consumption corresponds to 7.491 x 10-3 ton CFC11 equivalents, according to the conversion factor (0.055) established by the Montreal Protocol. | 52 |
| G4-EN21 | NOX, SOX, and other significant air emissions | NOx levels are calculated based on the number of takeoffs and landings and an average of how much each one emits, in 2013 it reached 1,681 tons, 6.3% more than in 2012, when they totaled 1,582. The emission of sulfur oxides and other emissions were not calculated because there is no available methodology at GOL for this quantification. | 52 |

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| **Aspect** | **Effluents and Waste** | | |
| G4-EN22 | Total water discharge by quality and destination | 22 | 52 |
| G4-EN23 | Total weight of waste by type and disposal method | 21 e 22 | 52 |
| G4-EN24 | Total number and volume of significant spills | 22 | 52 |
| G4-EN25 | Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel convention2 annex i, ii, iii, and viii, and percentage of transported waste shipped internationally | 22 | 52 |
| G4-EN26 | Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the organization's discharges of water and runoff | "The Aircraft Maintenance Center has an industrial ETE (effluent treatment Station) where, on a weekly basis after treatment, an outsourced laboratory, accredited by environmental agencies, conducts samplings of water and send us test reports for monitoring the quality of the treated effluent. The treated wastewater that is not reused is sent to Minas Gerais sanitation network, within the parameters required under COPASA T187/4 Rule, not being disposed of into streams and rivers so there is no risk of environmental impacts caused by the Company." | 52 |
| **Aspect** | **Products and Services** | | |
| G4-EN27 | Extent of impact mitigation of environmental impacts of products and services | 17 | 52 |
| **Aspect** | **Compliance** | | |
| G4-EN29 | Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations | In 2013, GOL has received no fines or non-monetary sanctions for non-compliance with environmental laws and regulations. | 52 |
| **Aspect** | **Transport** | | |
| G4-EN30 | Significant environmental impacts of transporting products and other goods and materials for the organization's operations, and transporting members of the workforce | 20 | 52 |
| **Aspect** | **Overall** | | |
| G4-EN31 | Total environmental protection expenditures and investments by type | 23 | 52 |

## Social: Labor Practices and Decent Work

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| | **Information about social management** | | |
| **Aspect** | **Employment** | | |
| G4-LA1 | Total number and rates of new employee hires and employee turnover by age group, gender and region | 26 | 52 |
| G4-LA2 | Benefits provided to full-time employees that are not provided to temporary or part-time employees, by significant locations of operation | 33 | 52 |
| **Aspect** | **Labor/Management Relations** | | |
| G4-LA4 | Minimum notice periods regarding operational changes, including whether these are specified in collective agreements | GOL has the Transfer Policy, which describes the rules used by HR for operational changes, but does not determine a minimum notice period to notify the employee about these changes. This type of notification, however, is not contemplated in the agreements. | 52 |
| **Aspect** | **Occupational Health and Safety** | | |
| G4-LA5 | Percentage of total workforce represented in formal joint management–worker health and safety committees that help monitor and advise on occupational health and safety programs | 31 | 52 |
| G4-LA6 | Type of injury and rates of injury, occupational diseases, lost days, and absenteeism, and total number of work-related fatalities, by region and by gender | 31 | 52 |
| G4-LA8 | Health and safety topics covered in formal agreements with trade unions | 32 | 52 |

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| **Aspect** | **Training and Education** | | |
| G4-LA9 | Average hours of training per year per employee by gender, and by employee category | 28 | 52 |
| G4-LA10 | Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings | 28 | 52 |
| G4-LA11 | Percentage of employees receiving regular performance and career development reviews, by gender and by employee category | Indicator partially reported, because it has no segmentation by gender, whose monitoring is not available. | 52 |
| **Aspect** | **Diversity and Equal Opportunity** | | |
| G4-LA12 | Composition of governance bodies and breakdown of employees per employee category according to gender, age group, minority group membership, and other indicators of diversity | 30 | 52 |
| **Aspect** | **Equal Remuneration for Women and Men** | | |
| G4-LA13 | Ratio of basic salary and remuneration of women to men by employee category, by significant locations of operation | 27 | 52 |

## Social: Human Rights

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| | Information about social management | | |
| Aspect | Investment Practices and Procurement Processes | | |
| G4-HR1 | Total number and percentage of significant investment agreements and contracts that include human rights clauses or that underwent human rights screening | 34 | 52 |
| G4-HR2 | Total hours of employee training on human rights policies or procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained | 33 | 52 |
| Aspect | Non-discrimination | | |
| G4-HR3 | Total number of incidents of discrimination and corrective actions taken | In 2013, the Ethics at GOL channel received a report about a racist and prejudiced comment within the work environment, which was not directed at any specific person. However, one of the listeners felt offended and made the complaint, which was determined and confirmed with the author of the demonstration. It was understood that the incident did not take shape as discrimination. This case brought no situation of deprivation or similarity to the present ones. The reported person was reoriented to be more careful while expressing his/her personal views and warned based on the Company's Disciplinary Regulations. | 52 |
| Aspect | Freedom of Association and Collective Bargaining | | |
| G4-HR4 | Operations identified in which the right to exercise freedom of association and collective bargaining may be at significant risk, and measures taken to support these rights | By not interfering with the freedom of association and collective bargaining of its employees, in 2013 the Company did not identify operations where the right to exercise this freedom was at risk. Moreover, there is a clause in the collective bargaining agreement allowing the Trade Union to conduct membership campaigns within GOL premises. | 52 |

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| Aspect | Child Labor | | |
| G4-HR5 | Operations identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor | GOL does not have a policy defined for inclusion of clauses on this Aspect in contracts with suppliers, therefore, it does not have the 2013 indicator monitored. However, the legal department of the Company will evaluate the inclusion of such clauses in new contracts. In relation to its own operations, GOL complies with labor laws and therefore there is no risk for incidents of child labor. | 52 |
| Aspect | Forced or Compulsory Labor | | |
| G4-HR6 | Operations identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor | GOL does not have a policy defined for inclusion of clauses on this Aspect in contracts with suppliers, therefore, it does not have the 2013 indicator monitored. However, the legal department of the Company will evaluate the inclusion of such clauses in new contracts. In relation to its own operations, the Company prevents the occurrence of operations with this kind of risk, in accordance to human factors monitoring area initiatives, presented on page 15. | 52 |
| Aspect | Security Practices | | |
| G4-HR7 | Percentage of security personnel trained in the organization's human rights policies or procedures that are relevant to operations | 33 | 52 |
| Aspect | Indigenous Rights | | |
| G4-HR8 | Total number of incidents of violations involving rights of indigenous peoples and actions taken | "As is the case since 2010, there were no incidents involving violations of the rights of indigenous peoples in 2013" | 52 |

## Social: Society

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| | Information about social management | | |
| Aspect | Community | | |
| G4-SO1 | Percentage of operations with implemented local community engagement, impact assessments, and development programs | Indicator partially reported, since the programs are presented, but the percentage of operations that they represent is not available. GOL has no focus on activity / engagement in specific local communities, but rather with nationwide focus, according to the programs reported. | 52 |
| Aspect | Anti-corruption | | |
| G4-SO4 | Communication and training on anti-corruption policies and procedures | The trainings conducted in 2013, presented on page 33, were aimed at the internal public and initially did not expand to GOL partners | 52 |
| G4-SO5 | Confirmed incidents of corruption and actions taken | No incidents of corruption were confirmed in 2013 | 52 |
| Aspect | Anti-competitive Behavior | | |
| G4-SO7 | Total number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices and their outcomes | No legal actions for anti-competitive behavior, anti-trust and monopoly practices were registered in 2013 | 52 |
| Aspect | Compliance | | |
| G4-SO8 | Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations | In 2013, there was no payment of significant fines due to non-compliance with environmental laws and regulations. | 52 |

## Social: Product Responsibility

| GRI Indicators | | Referência (pg.) / Resposta direta | Verificação externa (pg.) |
|---|---|---|---|
| | Information about social management | | |
| Aspect | Customer Health and Safety | | |
| G4-PR1 | Percentage of significant product and service categories for which health and safety impacts are assessed for improvement | 14 | 52 |
| Aspect | Rotulagem de Produtos e Serviços | | |
| G4-PR5 | Results of surveys measuring customer satisfaction | 35 | 52 |
| Aspect | Comunicações de Marketing | | |
| G4-PR6 | Sale of banned or disputed products | GOL does not sell any banned product or service in the markets it operates. | 52 |
| G4-PR7 | Total number of incidents of non-compliance with regulations and voluntary codes concerning marketing communications, including advertising, promotion, and sponsorship, by type of outcomes | In 2013, there were no incidents of non-compliance with regulations and voluntary codes concerning marketing communications, including advertising, promotion, and sponsorship. | 52 |
| Aspect | Customer Privacy | | |
| G4-PR8 | Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data | There were no substantiated complaints regarding breaches of customer privacy and losses of customer data | 52 |


8

# 8. AUDIT OPINION

(G4-33)

## Independent Auditors' Limited Assurance Report on the GOL Linhas Aéreas Inteligentes S/A's Annual Sustainability Report based on GRI guidelines, version 4.0

The Board of Directors, Management and Shareholders of

**GOL Linhas Aéreas Inteligentes S/A**

### Introduction

**We were engaged by GOL Linhas Aéreas Inteligentes S/A ("GOL" or "Company") to present our** limited assurance report on the GRI KPI´s contained in the Annual Sustainability Report, for the year ended December 31, 2013.

### GOL´s management responsibilities

GOL´s management is responsible for preparing and presenting appropriately the information contained in the Annual Sustainability Report for the year ended December 31, 2013, in accordance with criteria, assumptions and methodologies Global Reporting Initiative - G4 (reporting option "Core") and for the internal controls as management determines is necessary to enable the preparation of information free from material misstatement, whether due to fraud or error.

## Independent auditors' responsibility

**Our responsibility is to express a conclusion on the GOL's Annual Sustainability Report** information for the year ended December 31, 2013, based on the limited assurance work conducted in **accordance with Technical Release № 07/2012, approved by the Brazil's National** Association of State Boards of Accountancy (CFC) in light of NBC TO 3000 (Assurance Work Other Than Audit or Review), issued by the CFC, which is equivalent to international standard ISAE 3000, issued by the International Federation of Accountants, applicable to non-historical information. These standards call for compliance with ethic requirements, including independence and work carried out to obtain limited assurance that the **GOL's Annual** Sustainability Report for the year ended December 31, 2013 is free of material misstatement.

A limited assurance work conducted in accordance with NBC TO 3000 (ISAE 3000) consists mainly of inquires of management and other professionals from GOL who were involved in the preparation of the Annual Sustainability Report, as well as of the application of additional procedures deemed necessary to obtain evidence which enables us to conclude on the limited assurance on the Annual Sustainability Report. A limited assurance work also requires additional procedures, as the independent auditor becomes aware of matters which lead him to believe that the Annual Sustainability Report information may contain material misstatement.

The selected procedures relied on our understanding of the aspects concerning the compilation and presentation of the Annual Sustainability Report information in accordance with criteria, assumptions and own methodologies from GOL. The procedures comprised:

(a) the planning of the work, considering the materiality, the volume of quantitative and qualitative information and the operating and internal control systems which supported the **preparation of GOL's Annual Sustainability Report information** for the year ended December 31, 2013;

(b) the understanding of the calculation methodology and the procedures for preparation and compilation of Annual Sustainability Report through interviews with management in charge of preparing the information;

(c) the application of analytical procedures on quantitative information and sample verification of certain evidence supporting the data used for the preparation of the Annual Sustainability Report;

(d) comparison of the financial indicators with the financial statements and/or accounting records.

The procedures applied in this limited assurance work also comprised compliance with the guidelines of the structure for development of the Global Reporting Initiative - G4 applicable in the preparation of the information **contained in the GOL's Annual Sustainability Report, covering** the period from January 1, 2013 to December 31, 2013.

We believe that the evidence obtained in our work was sufficient and appropriate to provide a basis for our limited conclusion.

## Scope and limitations

The procedures applied in a limited assurance work are substantially less in scope than those applied in an assurance work aimed at issuing an opinion on the Annual Sustainability Report information. As a consequence, we are not in a position to obtain assurance that we are aware of all matters which would be identified in an assurance work aimed at issuing an opinion. Had we carried out a work to issue an opinion, we could have identified other matters or misstatements in the Annual Sustainability Report information. Accordingly, we did not express an opinion on this information.

The non-financial data is subject to further inherent limitations than financial data, given the nature and diversity of methods used to determine, calculate or estimate such data. Qualitative interpretations of materiality, significance and accuracy of data are subject the individual assumptions and judgments. Also, we did not carry out any work on data reported for prior periods nor in relation to future projections and goals.

## Conclusion

Based on the procedures performed and herein described, nothing came to our attention that **makes us believe that GOL Linhas Aéreas Inteligentes S/A's Annual Sustainability Report** information, for the year ended December 31, 2013, was not compiled, in all material respects, in accordance with criteria, assumptions and methodologies for the development of the Global Reporting Initiative - G4 (option of reporting "Core").

São Paulo, August 28th, 2014.

ERNST & YOUNG

Auditores Independentes S.S

CRC-SP015199/O

Luiz C. Passetti

Accountant – CRC SP144343


9

# 9. CREDITS (G4-31)

## General Coordination

GOL Linhas Aéreas Inteligentes
Headquarters: Praça Comandante Lineu Gomes s/nº
Portaria 3 – Jardim Aeroporto – São Paulo – SP
CEP: 04626-900
Phone: (55 11) 5098-2000

## GOL | Institutional Relations and Sustainability Department

Alberto Fajerman
Luiz Andre Mello Thome de Souza
Maria de Nazaré Guimarães Sousa

## Contact details on this Report

Maria de Nazaré Guimarães Sousa
Sustainability Coordinator
Phone: (55 11) 5098-7831
mnsousa@golnaweb.com.br

GOL would like to thank the hard work and dedication of all employees involved in the process of preparing the Company's Sustainability Report 2013.

## WRITING, REVIEW, TRANSLATION, AND GRI CONSULTING
RICCA RI

## GRAPHIC DESIGN AND PUBLISHING
GOL | Marketing
RICCA RI

## PICTURES
Shutterstock and Photos GOL

## INDEPENDENT AUDITORS
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